Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

Dated as of March 15, 2015

among

LIFE TIME FITNESS, INC.

LTF HOLDINGS, INC.

and

LTF MERGER SUB, INC.

i

ii

iii

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of March 15, 2015, among Life Time Fitness, Inc., a Minnesota corporation (the “Company”), LTF Holdings, Inc., a Delaware corporation (“Parent”), and LTF Merger Sub, Inc., a Minnesota corporation and a wholly owned Subsidiary of Parent (“Merger Sub”).

WHEREAS, the Company, Parent and Merger Sub desire to effect the Merger, pursuant to which Merger Sub shall be merged with and into the Company, with the Company continuing as the surviving company, and each share of Company Common Stock issued and outstanding shall be converted into the right to receive $72.10 in cash;

WHEREAS, the Company Board, the Parent Board and the Merger Sub Board have approved this Agreement, determined that the terms of this Agreement, including the plan of merger (as such term is used in Section 302A.611 of the MBCA) contained in this Agreement (the “Plan of Merger”), are in the best interests of the Company, Parent or Merger Sub, as applicable, and their respective shareholders, and declared the advisability of this Agreement;

WHEREAS, the Company Board and the Merger Sub Board have recommended adoption and approval of this Agreement by their respective shareholders;

WHEREAS, Intermediate Co, as sole shareholder of Merger Sub, has adopted and approved this Agreement;

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, Bahram Akradi, in his capacity as a shareholder of the Company, and Parent have entered into an agreement, dated as of the date of this Agreement, in the form attached hereto as Exhibit A (the “Company Shareholder Agreement”), pursuant to which such shareholder has, among other things, agreed to vote all of the shares of voting capital stock of the Company that such shareholder owns in favor of the Company Recommendation;

WHEREAS, concurrently with the execution of this Agreement and as an inducement to Parent’s willingness to enter into this Agreement, Bahram Akradi (the “Rollover Investor”, and, together with any additional Persons that become a party to the Rollover Agreement in accordance with its terms, the “Rollover Investors”) has entered into into a contribution agreement (the “Rollover Agreement”), pursuant to which each of the Rollover Investors will contribute to Parent, subject to the terms and conditions therein, the amount of Company Common Stock set forth therein (the “Rollover Investment”); and

WHEREAS, certain capitalized terms used in this Agreement are defined in Section 9.03.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants herein and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

The Merger

Section 1.01 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Minnesota Business Corporation Act (the “MBCA”), on the Closing Date, Merger Sub shall be merged with and into the Company (the “Merger”). At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company in the Merger (the “Surviving Company”).

Section 1.02 Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Faegre Baker Daniels LLP, 2200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, Minnesota 55402 at 9:00 a.m., Central time, on a date to be specified by the Company and Parent, which shall be no later than the second Business Day following the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, time and date as shall be agreed in writing between the Company and Parent; provided, however, that if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), then the Closing shall occur on the earlier to occur of (a) a Business Day during the Marketing Period specified by Parent on no less than three Business Days’ notice to the Company and (b) the final day of the Marketing Period, as the Marketing Period may be extended in accordance with the terms hereof (subject in each case in clause (a) and clause (b) above to the satisfaction or waiver (by the Party entitled to grant such waiver) of all the conditions set forth in Article VII for the Closing as of the date determined pursuant to this proviso). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.03 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file with the Minnesota Secretary the articles of merger relating to the Merger (the “Articles of Merger”), executed in accordance with the relevant provisions of the MBCA. The Merger shall become effective at the time that the Articles of Merger have been duly filed with the Minnesota Secretary, or at such later time as the Company and Parent shall agree and specify in the Articles of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.04 Effects. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the MBCA.

Section 1.05 Articles of Incorporation and By-Laws. The articles of incorporation of the Company shall, at the Effective Time, by virtue of the Merger and without any further action, be amended and restated to read in their entirety as set forth on Exhibit B and, as so amended and restated, shall be the articles of incorporation of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law. The by-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving

Company until thereafter changed or amended as provided therein or by applicable Law, except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Company.

Section 1.06 Directors and Officers of Surviving Company. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II

Effect on the Capital Stock of the Constituent Entities; Exchange of Certificates

Section 2.01 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any shares of common stock, par value $0.02 per share, of the Company (the “Company Common Stock”) or any shares of common stock, par value $0.01 per share, of Merger Sub (the “Merger Sub Common Stock”):

(a) Conversion of Merger Sub Common Stock. Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Company with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Company. From and after the Effective Time, all certificates representing shares of Merger Sub Common Stock shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Company into which they were converted in accordance with the immediately preceding sentence.

(b) Cancellation of Parent-Owned Stock; Conversion of Subsidiary-Owned Stock.

(i) Each share of Company Common Stock that is owned directly by Parent or Merger Sub immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(ii) Each share of Company Common Stock that is owned by any direct or indirect wholly owned Subsidiary of the Company or any direct or indirect wholly owned Subsidiary of Parent (other than Merger Sub) or of Merger Sub immediately prior to the Effective Time shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor. For the avoidance of doubt, all shares of Company Common Stock (including Company Restricted Shares, if any) contributed to Parent by the Rollover

Investors (collectively, the “Rollover Shares”) prior to the Effective Time shall not be converted into the right to receive the Merger Consideration.

(c) Conversion of Company Common Stock. Subject to Sections 2.02 and 2.03, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Rollover Shares, shares to be canceled or converted into shares of the Surviving Company in accordance with Section 2.01(b)) and, except as provided in Section 2.03, any shares of Company Common Stock the holder of which (i) has not voted in favor of approval of the Merger and adoption of the Plan of Merger; (ii) has demanded and perfected such holder’s right to dissent from the Merger and to be paid the fair value of such shares in accordance with Sections 302A.471 and 302A.473 of the MBCA; and (iii) as of the Effective Time has not effectively withdrawn or lost such dissenter’s rights (the “Dissenting Shares”)) shall be converted into the right to receive $72.10 in cash, without interest (the “Merger Consideration”). All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (or evidence of shares in book-entry form) that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number or amount contained herein which is based upon the number of shares of Company Common Stock will be appropriately adjusted to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

Section 2.02 Exchange of Certificates; Payment Fund; Deliverables.

(a) Paying Agent. Prior to the Effective Time, Parent shall, at its sole cost and expense, appoint a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment and delivery of the Merger Consideration. Immediately prior to the Effective Time, Parent shall deposit with the Paying Agent, for the benefit of the holders of Certificates, for payment in accordance with this Article II through the Paying Agent, cash sufficient to pay the Merger Consideration. All such cash deposited with the Paying Agent is hereinafter referred to as the “Payment Fund.”

(b) Letter of Transmittal. As reasonably promptly as practicable after the Effective Time (and in any event within three Business Days after the Effective Time), Parent shall cause the Paying Agent to mail to each holder of record of Company Common Stock a form of letter of transmittal (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, shall be in such form and have such other provisions (including customary provisions with respect to delivery of an “agent’s message” with respect to shares held in book-entry form) as Parent may specify subject to the Company’s reasonable approval, and shall be prepared prior to the Closing), together with instructions thereto.

(c) Merger Consideration Received in Connection with Exchange. Upon (i) in the case of shares of Company Common Stock represented by a Certificate, the surrender of such Certificate for cancellation to the Paying Agent together with the Letter of Transmittal, duly, completely and validly executed in accordance with the instructions thereto, or (ii) in the case of shares of Company Common Stock held in book-entry form, the receipt of an “agent’s message” by the Paying Agent, in each case together with such other documents as may reasonably be required by the Paying Agent, the holder of such shares shall be entitled to receive in exchange therefor the Merger Consideration into which such shares of Company Common Stock have been converted pursuant to Section 2.01. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, the Merger Consideration may be paid to a transferee if the Certificate representing such Company Common Stock (or, if such Company Common Stock is held in book-entry form, proper evidence of such transfer) is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.02(c), each share of Company Common Stock, and any Certificate with respect thereto, shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration that the holders of shares of Company Common Stock are entitled to receive in respect of such shares pursuant to Section 2.01(c). No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate (or shares of Company Common Stock held in book-entry form).

(d) No Further Ownership Rights in Company Common Stock. The Merger Consideration paid in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates that evidenced ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock, except as otherwise provided for herein or by applicable Law. If, after the Effective Time, any Certificates formerly representing shares of Company Common Stock (or shares of Company Common Stock held in book-entry form) are presented to Parent or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(e) Termination of Payment Fund. Any portion of the Payment Fund (including any interest received with respect thereto) that remains undistributed to the holders of Company Common Stock for one year after the Effective Time shall be delivered to Parent, and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to Parent for payment of its claim for Merger Consideration without any interest thereon.

(f) No Liability. None of the Company, Parent, Merger Sub or the Paying Agent shall be liable to any Person in respect of any portion of the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Investment of Payment Fund. The Paying Agent shall invest any cash in the Payment Fund if and as directed by Parent; provided, that such investment shall be in obligations of, or guaranteed by, the United States of America, in commercial paper obligations of issuers organized under the Law of a state of the United States of America, rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Service, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $10 billion, or in mutual funds investing in such assets. Any interest and other income resulting from such investments shall be paid to, and be the property of, Parent. No investment losses resulting from investment of the Payment Fund shall diminish the rights of any of the Company’s shareholders to receive the Merger Consideration or any other payment as provided herein. To the extent there are losses with respect to such investments or the Payment Fund diminishes for any other reason below the level required to make prompt cash payment of the aggregate funds required to be paid pursuant to the terms hereof, Parent shall reasonably promptly replace or restore the cash in the Payment Fund so as to ensure that the Payment Fund is at all times maintained at a level sufficient to make such cash payments.

(h) Withholding Rights. Each of Parent, Merger Sub, the Company, the Surviving Company and the Paying Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Company Common Stock, Company Restricted Shares or Company Stock Options pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Amounts so withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of which such deduction or withholding was made.

(i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall, in exchange for such lost, stolen or destroyed Certificate, pay the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

(j) Payoff Letters; Customary KYC Material. The Company shall (i) use its reasonable best efforts to deliver to Parent, no later than the third Business Day prior to the Closing Date, customary pay-off letters relating to the repayment on the Closing Date of the Existing Company Debt and the release of related Liens and (ii) deliver to Parent no later than the third Business Day prior to the Closing Date any Customary KYC Material.

Section 2.03 Dissenter’s Rights.

(a) Notwithstanding anything to the contrary contained in this Agreement, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to appraisal rights under Section 302A.471 of the MBCA, and who has properly exercised and perfected such holder’s demand for appraisal rights under Section 302A.473 of the MBCA (the “Dissenter’s Rights”), shall not be converted into or represent a right to receive the Merger Consideration as provided in Section 2.01, but instead the holders of such Dissenting Shares shall be entitled to the payment of the fair value (including interest determined in accordance with Section 302A.473 of the MBCA) of such Dissenting Shares in accordance with such holder’s Dissenter’s Rights. In such case, at the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except with respect to Dissenter’s Rights and as provided in this Section 2.03. Notwithstanding the foregoing, if any such holder shall have failed to perfect or shall have otherwise waived, or effectively withdrawn or lost such holder’s right to appraisal under the Dissenter’s Rights or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by the Dissenter’s Rights, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares under the Dissenter’s Rights shall cease, such shares shall no longer be considered Dissenting Shares for purposes hereof, and such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, as provided in Section 2.01.

(b) The Company shall provide written notice to Parent of any notices or demands for appraisal by any holder of shares of Company Common Stock, attempted withdrawals of such notices or demands and any other instruments received by the Company relating to the Dissenter’s Rights, and, to the extent permitted by applicable Law, Parent shall have the right to participate in all negotiations and proceedings with respect to any such demands, notices or instruments. The Company shall not, without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed) or as otherwise required by an order of a Governmental Entity of competent jurisdiction, voluntarily make any payment with respect to, settle or offer to settle any such demands, notices or instruments.

ARTICLE III

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub jointly and severally represent and warrant to the Company that the statements contained in this Article III are true and correct except as set forth in the disclosure letter delivered by Parent to the Company at or before the execution and delivery by Parent and Merger Sub of this Agreement (the “Parent Disclosure Letter”). The Parent Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article III, and the disclosure in any section shall be deemed to qualify any other section in this Article III to the extent that it is reasonably apparent that such disclosure also qualifies or applies to such other section.

Section 3.01 Organization, Standing and Power. Each of Parent, Intermediate Co and Merger Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has all corporate power and authority required to execute and deliver this Agreement and to consummate the Merger and the other transactions contemplated hereby and to perform each of its obligations hereunder. Each of Parent, Intermediate Co and Merger Sub is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 3.02 Authority; Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the Merger and the other transactions contemplated by this Agreement. The Parent Board has adopted resolutions, by unanimous vote of the directors present at a meeting duly called at which a quorum of directors of Parent was present, (i) approving the execution, delivery and performance of this Agreement and (ii) determining that entering into this Agreement is in the best interests of Parent and its shareholders. As of the date of this Agreement, such resolutions have not been amended or withdrawn. The Merger Sub Board has unanimously adopted resolutions (i) approving the execution, delivery and performance of this Agreement; (ii) determining that the terms of this Agreement are in the best interests of Merger Sub and Intermediate Co, as its sole shareholder; (iii) declaring this Agreement advisable; and (iv) recommending that Intermediate Co, as sole shareholder of Merger Sub, adopt this Agreement and directing that this Agreement be submitted to Intermediate Co, as sole shareholder of Merger Sub, for adoption. As of the date of this Agreement, such resolutions have not been amended or withdrawn. Intermediate Co, as sole shareholder of Merger Sub, has adopted and approved this Agreement. No other corporate proceedings (including, for the avoidance of doubt, any shareholder approval) on the part of Parent, Intermediate Co or Merger Sub are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (except for the filing of the Articles of Merger as required by the MBCA). Each of Parent and Merger Sub has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

Section 3.03 No Conflicts; Consents.

(a) The execution and delivery by each of Parent and Merger Sub of this Agreement does not, and the performance by each of Parent and Merger Sub of its obligations hereunder and the consummation of the Merger and the other transactions contemplated by this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit, require a consent or waiver under, require the payment of a penalty or change in control payment under, or result in the creation of any Lien upon any of the properties or assets of Parent, Intermediate Co or Merger Sub under, any provision of (i) the governing or organizational documents of Parent, Intermediate Co or Merger Sub; (ii) any written or oral contract, lease, sublease, license, indenture, note, bond, agreement, understanding, undertaking, concession, franchise or other instrument (in each case, to the extent legally binding on the parties thereto) (a “Contract”) to which Parent, Intermediate Co or Merger Sub is a party or by which any of their respective properties or assets is bound; or (iii) subject to the filings and other matters referred to in Section 3.03(b), as of the date hereof, to the

Knowledge of Parent, any material judgment, order or decree (“Judgment”), statute, law (including common law), ordinance, rule or regulation (“Law”) or Permit, in each case, applicable to Parent, Intermediate Co or Merger Sub or their respective properties or assets, other than, in the case of clause (ii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, and in the case of clause (iii) above as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(b) No governmental franchises, licenses, permits, authorizations, variances, exemptions, orders and approvals (each a “Permit” and collectively, the “Permits”), consent, approval, clearance, waiver or order (collectively, with the Permits, the “Consents” and each, a “Consent”) of or from, or registration, declaration, notice or filing made to or with any federal, national, state, provincial or local, whether domestic or foreign, government or any court of competent jurisdiction, arbitration tribunal, administrative agency or commission or other governmental or regulatory authority or instrumentality, whether domestic, foreign or supranational (a “Governmental Entity”), is required to be obtained or made by or with respect to Parent, Intermediate Co. or Merger Sub in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated by this Agreement, other than (i) (A) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (B) such other Consents, registrations, declarations, notices or filings as are required to be made or obtained under any foreign antitrust, competition, trade regulation or similar Laws, (ii) the filing of the Articles of Merger with the Minnesota Secretary and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business and (iii) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 3.04 Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation is made by Parent or Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein.

Section 3.05 Litigation. There is no suit, action or other proceeding pending or, to the Knowledge of Parent, threatened against Parent, Intermediate Co or Merger Sub that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect, nor is there any Judgment outstanding against or, to the Knowledge of Parent, investigation by any Governmental Entity involving Parent, Intermediate Co or Merger Sub that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 3.06 Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent for which the Company could have any liability prior to the Effective Time.

Section 3.07 Merger Sub. LTF Intermediate Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Intermediate Co”), is the sole shareholder of Merger Sub. Since its date of incorporation, neither Intermediate Co nor Merger Sub has carried on any business nor conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

Section 3.08 Minnesota Business Corporation Act. Neither Parent nor Merger Sub, nor any affiliate or associate of either of the foregoing, is, nor at any time during the last four years has been, an “interested shareholder” of the Company as defined in Section 302A.011 of the MBCA. None of Parent, its Subsidiaries, affiliates or associates beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any shares of Company Common Stock or other securities of the Company or any options, warrants or other rights to acquire Company Common Stock or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company.

Section 3.09 Financing.

(a) Parent has delivered to the Company complete and correct copies of (i) a fully executed commitment letter and a Redacted Fee Letter (collectively, the “Debt Commitment Letter”) from the financial institutions named therein, pursuant to which such financial institutions have committed, upon the terms and subject only to the conditions set forth therein, to provide the debt financing described therein in connection with the transactions contemplated by this Agreement and (ii) fully executed commitment letters (each such letter, an “Equity Commitment Letter”, and collectively, the “Equity Commitment Letters”) from funds Affiliated with Leonard Green & Partners, L.P. (“LGP”) and a fund Affiliated with TPG Capital, L.P. (“TPG”) (each of LGP and TPG, an “Investor”, and collectively, the “Investors”), pursuant to which the Investors have committed, upon the terms and subject only to the conditions set forth therein, to provide the equity financing described therein in connection with the transactions contemplated by this Agreement. The Debt Commitment Letter and, as the context requires, any other debt commitment letter executed pursuant to Section 5.06(c) are hereinafter referred to together as the “Debt Commitment Letters”; and the Debt Commitment Letters and the Equity Commitment Letters are hereinafter referred to collectively as the “Commitment Letters”. The bank financing, bridge financing and notes offering contemplated by the Debt Commitment Letters are hereinafter referred to as the “Debt Financing” and the financing contemplated pursuant to the Equity Commitment Letters is hereinafter referred to as the “Equity Financing”. The financings contemplated pursuant to the Debt Commitment Letters and the Equity Commitment Letters, respectively, are hereinafter referred to collectively as the “Financing”.

(b) The Commitment Letters are in full force and effect and are legal, valid and binding obligations of the parties thereto (and the Company has been designated as a third party beneficiary of the Equity Commitment Letters as provided therein) and enforceable in accordance with their respective terms against each of the parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity. All commitment fees and other fees required to be paid thereunder have been paid in full or will be duly paid in full as and when due, and Parent and Merger Sub have otherwise satisfied all of the other terms and conditions required to be satisfied by them pursuant to the terms of the Commitment Letters on or prior to the date hereof. The Commitment Letters have not been amended, modified, withdrawn or terminated in any respect on or prior to the date hereof, and no such amendment, modification or termination is contemplated as of the date hereof other than as would not require a consent or waiver of this Agreement. As of the date hereof no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default by Parent or Merger Sub or any of its Affiliates thereunder or otherwise result in any portion of the Financing contemplated thereby to be unavailable. The consummation of the Financing and the obligation of the parties under the Commitment Letters to make the full amount of the Financing available to Parent at the Closing are subject to no conditions precedent other than those expressly set forth in the copies of the Commitment Letters delivered to the Company. Except as set forth in Section 3.09(b) of the Parent Disclosure letter and except for an engagement letter with respect to a potential issuance of debt securities (a copy of which has been provided to the Company) and a Redacted Fee Letter, as of the date hereof, there are no side letters or other agreements, contracts or arrangements related to the funding of the Financing. As of the date hereof, neither Parent nor Merger Sub has any reason to believe that any of the conditions to the funding of the full amount of the Financing will not be satisfied or the Financing will not be consummated and available in full on or before the date of the Closing. The aggregate proceeds of the Financing, together with any cash or cash equivalents held by the Company will be sufficient to enable Parent and Merger Sub to consummate the Merger on the terms contemplated by this Agreement, and to make all payments contemplated by this Agreement, including payment of the Merger Consideration, repayment or refinancing of any Indebtedness required as a result of the consummation of the Merger, and all fees and expenses in connection with the Merger and the other transactions contemplated hereby, assuming the satisfaction of the conditions in Section 7.01 and Section 7.03 and the accuracy of the representations and warranties set forth in Section 4.03(a).

(c) The equity investment by each Investor under its Equity Commitment Letter is not subject to any condition other than the conditions set forth in such Equity Commitment Letter.

Section 3.10 Solvency of the Surviving Company Following the Merger. As of the Effective Time, assuming (i) satisfaction of the conditions to Parent’s obligation to consummate the Merger, or waiver of such conditions, (ii) the accuracy, in all material respects, of the representations and warranties of the Company in this Agreement and material compliance by the Company with the covenants contained in this Agreement and (iii) the most recent financial forecasts of the Company and the Company Subsidiaries delivered to Parent have been prepared in good faith based upon assumptions that were and continue to be reasonable, immediately after giving effect to the transactions contemplated by this Agreement, payment of all amounts to be paid on the Closing Date, including the aggregate Merger Consideration, repayment or refinancing of any Indebtedness in connection with the transactions contemplated by this Agreement or the Commitment Letters, if any, and payment of all related fees and expenses, the

Surviving Company and its Subsidiaries, on a consolidated basis, will be Solvent. For the purposes of this Section 3.10, the term “Solvent,” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” (determined on a going concern basis) of the assets of such Person will, as of such date, exceed the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors; (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date; and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or lines of credit, or a combination thereof, to meet its obligations as they become due.

Section 3.11 Guarantee. Concurrently with the execution of this Agreement, Parent has delivered to the Company a true, correct and complete copy of the duly executed guarantee of the Investors in the form attached as Exhibit C to this Agreement (the “Guarantee”). The Guarantee is valid and in full force and effect and constitutes the legal, valid and binding obligation of the respective Investors, enforceable against them in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity. No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of any Investor under the Guarantee.

Section 3.12 Certain Arrangements. Except as set forth in Section 3.12 of the Parent Disclosure Letter, as of the date of this Agreement, there are no Contracts or other agreements, arrangements or understandings (whether oral or written) or commitments to enter into agreements, arrangements or understandings (whether oral or written) (i) between Parent, Merger Sub, the Investors or any of their Affiliates, on the one hand, and any member of the Company’s management or directors, on the other hand, that relate in any way to the Company or any of the Company Subsidiaries or the transactions contemplated by this Agreement or (ii) pursuant to which any holder of shares of Company Common Stock would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company agrees to vote to adopt this Agreement or the Merger or agrees to vote against any Superior Proposal.

Section 3.13 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III or in any certificate delivered by Parent or Merger Sub to the Company in accordance with the terms hereof, the Company acknowledges that none of Parent, Merger Sub or any other Person on behalf of Parent makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE IV

Representations and Warranties of the Company

The Company represents and warrants to Parent and Merger Sub that the statements contained in this Article IV are true and correct except (i) as set forth in the Company SEC Documents furnished or filed and publicly available after January 1, 2014 and prior to the date of this Agreement (the “Filed Company SEC Documents”) (provided that nothing disclosed in such Filed Company SEC Documents shall be deemed to be a qualification of or modification to the representations and warranties set forth in Section 4.05(c) and the first sentence of Section 4.08), excluding any disclosures in the Filed Company SEC Documents under the headings “Risk Factors” or “Forward-Looking Statements” or any other disclosures in the Filed Company SEC Documents which are similarly cautionary, predictive or forward looking in nature, or (ii) as set forth in the disclosure letter delivered by the Company to Parent at or before the execution and delivery by the Company of this Agreement (the “Company Disclosure Letter”). The Company Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article IV, and the disclosure in any section shall be deemed to qualify any other section in this Article IV (other than Section 4.05(c) and the first sentence of Section 4.08) to the extent that it is reasonably apparent that such disclosure also qualifies or applies to such other section.

Section 4.01 Organization, Standing and Power. Each of the Company and each of the Company Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except in the case of the Company Subsidiaries where the failure to be so organized, exist or be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries has all requisite power and authority to own, lease and operate its properties and assets and to conduct its businesses as presently conducted, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has delivered or made available to Parent, prior to execution of this Agreement, true and complete copies of the amended and restated articles of incorporation of the Company in effect as of the date of this Agreement (the “Company Charter”) and the amended and restated by-laws of the Company in effect as of the date of this Agreement (the “Company By-laws”).

Section 4.02 Company Subsidiaries.

(a) Section 4.02(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the name and jurisdiction of each Company Subsidiary.

(b) All of the outstanding shares of capital stock or voting securities of, or other equity interests in, each Company Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable and are owned, of record and beneficially, by the Company, by a Company Subsidiary or by the Company and a Company Subsidiary, free and clear of all Liens, excluding Permitted Liens, and free of any other material pre-emptive right or material restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities laws.

(c) Except for the capital stock and voting securities of, and other equity interests in, the Company Subsidiaries, none of the Company or any Company Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity participation or similar interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity participation or similar interests in, any Person, in each case, other than securities in a publicly traded company held for investment by the Company or the Company Subsidiaries in the Ordinary Course of Business and consisting of less than five percent of the outstanding capital stock of such company.

Section 4.03 Capital Structure.

(a) The authorized capital stock of the Company consists of 75,000,000 shares of Company Common Stock, 9,900,000 shares of undesignated capital stock (the “Undesignated Capital Stock”) and 100,000 shares of Series A Junior Participating Preferred Stock (the “Series A Preferred Stock”) and, together with the Company Common Stock and the Undesignated Capital Stock, the “Company Capital Stock”). At the close of business on March 11, 2015, (i) 39,042,539 shares of Company Common Stock were issued and outstanding (including 1,062,926 Company Restricted Shares assuming maximum performance targets are achieved); (ii) no shares of Undesignated Capital Stock were issued and outstanding; (iii) no shares of Series A Preferred Stock were issued and outstanding; (iv) 1,011,199 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plans (of which 26,110 shares of Company Common Stock were issuable upon exercise of outstanding Company Stock Options with a weighted average exercise price of $42.25 per share); (v) 1,213,090 shares of Company Common Stock were reserved for issuance under the Company’s Employee Stock Purchase Plan (the “ESPP”); and (vi) rights were issued to each holder of Company Common Stock pursuant to the Rights Agreement. Section 4.03(a) of the Company Disclosure Letter sets forth a complete and accurate list, at the close of business on March 11, 2015, of (A) all outstanding Company Stock Options, indicating with respect to each such Company Stock Option the name of the holder thereof, the number of shares of Company Common Stock subject to such Company Stock Option, the exercise price and the date of grant, and (B) all outstanding Company Restricted Shares, indicating with respect to such Company Restricted Shares the name and holder thereof, the number of shares of Company Common Stock held and the restrictions applicable to such Company Restricted Shares. The only outstanding Company Stock Awards are the Company Stock Options and Company Restricted Shares issued under the Company Stock Plans. The Company has made available to Parent complete and accurate copies of all Company Stock Plans, the forms of all stock option agreements evidencing Company Stock Options and the forms of all agreements evidencing Company Restricted Shares. Except as set forth in this Section 4.03(a), at the close of business on March 11, 2015, no shares of capital stock or voting securities of, or other equity interests in, the Company were issued, reserved for issuance or outstanding.

(b) All outstanding shares of Company Common Stock (including Company Restricted Shares) are, and, at the time of issuance, all such shares that may be issued upon the exercise of Company Stock Options pursuant to the Company Stock Plans and applicable award agreements will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the MBCA, the Company Charter, the Company By-laws or any Contract to which the Company is a party or otherwise bound. All grants of equity awards or other rights with respect to shares of Company Common Stock to current or former directors, officers, employees, agents or consultants of the Company or any Company Subsidiary have been made in accordance with the terms of the applicable Company Stock Plans and award agreements thereunder and any policy of the Company or the Board of Directors of the Company (the “Company Board”) (including any committee thereof) relating to the grant of such awards or rights. Except as set forth above in this Section 4.03, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (x) any capital stock of the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (y) any warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary, or any other obligation of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary or (z) any rights issued by, or other obligations of, the Company or any Company Subsidiary that are linked in any way to the price of any class of Company Capital Stock or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Company Subsidiary. Except for acquisitions, or deemed acquisitions, of Company Common Stock or other equity securities of the Company in connection with (i) the payment of the exercise price of Company Stock Options with Company Common Stock (including in connection with “net exercises”), (ii) required tax withholding in connection with the exercise of, vesting or settlement of Company Stock Awards, and (iii) forfeitures of Company Stock Awards, there are not any outstanding obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of the Company or any Company Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clause (x), (y) or (z) of the immediately preceding sentence. There are no debentures, bonds, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the Company’s shareholders may vote (“Company Voting Debt”). None of the Company or any of the Company Subsidiaries is a party to or is bound by any voting agreement with respect to the voting, sale or transfer of any capital stock or voting securities of, or other equity interests in, the Company. None of the Company or any of the Company Subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of the Company or any of the Company Subsidiaries.

(c) Except as set forth in Section 4.03(c) of the Company Disclosure Letter, as of the date of this Agreement, there is no outstanding Indebtedness of the Company or any Company Subsidiary other than as reflected in the Company Balance Sheet or incurred (i) under the Company’s existing revolving credit facility after the date of the Company Balance Sheet, (ii) in the Ordinary Course of Business after the date of the Company Balance Sheet, or (iii) between or among the Company and any Company Subsidiary.

Section 4.04 Authority; Execution and Delivery; Enforceability. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement, subject, in the case of the Merger, to the receipt of the affirmative vote of the holders of a majority of the voting power of all shares of Company Common Stock entitled to vote at the Company Shareholders Meeting (the “Company Shareholder Approval”). The Company Board or a duly appointed committee has adopted resolutions, by unanimous vote of the directors present at a meeting duly called at which a quorum of directors of the Company was present, (i) approving the execution, delivery and performance of this Agreement, (ii) determining that entering into this Agreement is in the best interests of the Company and its shareholders, (iii) recommending that the Company’s shareholders adopt this Agreement and directing that this Agreement be submitted to the Company’s shareholders for adoption at a duly held meeting of such shareholders for such purpose (the “Company Shareholders Meeting”) and (iv) to the extent necessary, having the effect of causing the execution, delivery or performance of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement not to be subject to (x) the Rights Agreement and (y) any state takeover Law or similar Law that might otherwise apply to such execution, delivery, performance or consummation. As of the date of this Agreement, such resolutions have not been amended or withdrawn. Except for the Company Shareholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize or adopt this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (except for the filing of the Articles of Merger as required by the MBCA). The Company has duly executed and delivered this Agreement, and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity.

Section 4.05 No Conflicts; Consents.

(a) The execution and delivery by the Company of this Agreement does not, and the performance by it of its obligations hereunder and the consummation of the Merger and the other transactions contemplated by this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any Indebtedness or capital stock or any loss of a material benefit under, require a consent or waiver under, require the payment of a penalty or change in control payment under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of (i) the Company Charter, the Company By-laws or the comparable charter or organizational documents of any Company

Subsidiary (assuming that the Company Shareholder Approval is obtained), (ii) any Material Contract to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound, (iii) any Real Estate Lease for any Leased Real Property which is used as a fitness center (including any guaranties thereto) or (iv) subject to the filings and other matters referred to in Section 4.05(b), as of the date hereof, to the Knowledge of the Company, any Permit, Judgment or Law, in each case, applicable to the Company or any Company Subsidiary or their respective properties or assets (assuming that the Company Shareholder Approval is obtained), other than, in the case of clauses (ii) and (iii) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, and in the case of clause (iv) above, as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(b) No Consent of or from, or registration, declaration, notice or filing made to or with any Governmental Entity or any stock market or stock exchange on which shares of Company Common Stock are listed for trading is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement or its performance of its obligations hereunder or the consummation of the Merger and the other transactions contemplated by this Agreement, other than (i) (A) the filing with the SEC of the Proxy Statement in preliminary and definitive forms, and (B) the filing with the SEC of such reports under, and such other compliance with, the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement (including the requirement under the Exchange Act for the shareholders of the Company to approve or disapprove, on an advisory basis, certain compensation that may become payable to the Company’s named executive officers in connection with the completion of the Merger); (ii) (A) compliance with and filings under the HSR Act and (B) such other Consents, registrations, declarations, notices or filings as are required to be made or obtained under any foreign antitrust, competition, trade regulation or similar Laws; (iii) the filing of the Articles of Merger with the Minnesota Secretary and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business; (iv) compliance with the NYSE rules and regulations; and (v) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c) The Company Shareholder Approval is the only vote of the holders of any class or series of the Company’s capital stock or other securities necessary for the adoption of this Agreement.

Section 4.06 SEC Documents; Undisclosed Liabilities.

(a) The Company has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by the Company with the SEC since January 1, 2013 (such documents, together with any documents filed with the SEC during such period by the Company on a voluntary basis on a Current Report on Form 8-K, but excluding the Proxy Statement, being collectively referred to as the “Company SEC Documents”).

(b) Each Company SEC Document (i) at the time filed (or in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act, as of their respective effective dates), complied in all material respects with the requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC or its staff in respect of the Company SEC Documents. Each of the consolidated financial statements of the Company (including all related notes or schedules) included in the Company SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations, changes in shareholders’ equity and cash flows as of the dates thereof and for the periods shown (subject, in the case of unaudited statements, to normal year-end audit adjustments).

(c) Except (i) as reflected or reserved against in the Company’s consolidated balance sheet as of December 31, 2014 (the “Company Balance Sheet”) (or the notes thereto) included in the Filed Company SEC Documents, (ii) for liabilities and obligations incurred in connection with or contemplated by this Agreement, (iii) for liabilities and obligations that have been incurred in the Ordinary Course of Business since December 31, 2014, (iv) for liabilities and obligations that have been discharged or paid in full in the Ordinary Course of Business and (v) for liabilities and obligations that, individually or in the aggregate, would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, none of the Company or any Company Subsidiary has any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) which are required to be recorded or reflected on a balance sheet, including the footnotes thereto, under GAAP. As of the date hereof, there are no (A) unconsolidated Subsidiaries of the Company except as set forth in Section 4.06(c) of the Company Disclosure Letter, or (B) off-balance sheet arrangements to which the Company or any of the Company Subsidiaries is a party of any type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act that have not been so described in the Company SEC Reports or any obligations of the Company or any of the Company Subsidiaries to enter into any such arrangements.

(d) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents. Since January 1, 2013 through the date hereof, subject to any applicable grace periods, to the Knowledge of the Company, the Company and each of its officers and directors have been and are in compliance with the applicable listing and corporate governance rules and regulations of the NYSE, except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(e) The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) reasonably designed to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s properties or assets.

(f) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) utilized by the Company are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(g) To the Company’s Knowledge, since January 1, 2013 through the date hereof, the Company has disclosed to the Company’s auditors and the audit committee of the Company Board, (i) any significant deficiencies or material weaknesses in its internal controls and procedures over financial reporting and (ii) any written allegation of fraud that involves management of the Company or any other employees of the Company and the Company Subsidiaries who have a significant role in the Company’s internal controls over financial reporting or disclosure controls and procedures, except in each case as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Since January 1, 2013 through the date of this Agreement, to the Company’s Knowledge, neither the Company nor any Company Subsidiary has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or the Company Subsidiaries or their respective internal accounting controls that, individually or in the aggregate, would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(h) None of the Company Subsidiaries is, or has at any time since January 1, 2014 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

Section 4.07 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company’s shareholders, or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact, or omit to state any material fact necessary in order to make the statements made therein not false or misleading in light of the circumstances under which they are made. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations there under. No representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference therein.

Section 4.08 Absence of Certain Changes or Events. From January 1, 2015 to the date of this Agreement, there has not occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. From January 1, 2015 to the date of this Agreement, each of the Company and the Company Subsidiaries has conducted its respective business in the Ordinary Course of Business in all material respects, and has not taken an action that would be prohibited by Section 5.01 (other than paragraphs (a)(iii), (b), (d) and (r) and paragraph (s) (as it relates to paragraphs (a)(iii), (b), (d) and (r)) if it were taken after the date of this Agreement and prior to the Effective Time.

Section 4.09 Taxes.

(a) Except for matters that, individually or in the aggregate, would not reasonably be expected to result in a material liability to the Company and the Company Subsidiaries, taken as a whole: (i) each of the Company and each Company Subsidiary has timely filed, taking into account any extensions, all federal and other Tax Returns required to have been filed and such Tax Returns are accurate and complete; (ii) each of the Company and each Company Subsidiary has paid all federal and other Taxes required to have been paid by it (whether or not shown on any Tax Return) other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings and have been adequately reserved under GAAP; (iii) no deficiency or adjustment for any Tax has been proposed, asserted or assessed by a Governmental Entity against the Company or any Company Subsidiary which in the case of a deficiency has not been paid or is not being contested in good faith in appropriate proceedings and has been adequately reserved under GAAP; (iv) none of the Company or any Company Subsidiary has failed to withhold, collect or timely remit all amounts required to have been withheld, collected and remitted in respect of Taxes with respect to any payments to a vendor, employee, independent contractor, creditor, shareholder or any other Person; (v) none of the Company or any Company Subsidiary is subject to Tax in a jurisdiction in which it does not file the appropriate Tax Returns, and no claim has been made in writing by any taxing authority that the Company or any Company Subsidiary is or may be subject to taxation in a jurisdiction in which it does not file Tax Returns; and (vi) none of the Company or any Company Subsidiary has any liability for Taxes of any Person (other than the Company and the Company Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of local, state or foreign Law), as a transferee or successor, by contract, or otherwise.

(b) None of the Company or any Company Subsidiary is a party to or is bound by any material Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and wholly owned Company Subsidiaries). None of the Company or any Company Subsidiary is or

has been a member of an affiliated group filing consolidated or combined Tax Returns (other than a group of which the Company is or was the common parent).

(c) As of the date hereof, there are no material Liens for Taxes against any asset of the Company or any Company Subsidiary (other than Permitted Liens).

(d) None of the Company or any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or before the Closing Date, (ii) closing agreement described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax law) entered into before the Closing, (iii) installment sale or open transaction disposition made before the Closing, (iv) prepaid amount received before the Closing, or (v) indebtedness discharged with respect to which an election has been made under Section 108(i) of the Code.

(e) Within the past two years, none of the Company or any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(f) None of the Company or any Company Subsidiary has participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4 (or a similar provision of state or foreign Law).

(g) Except with respect to the representations and warranties set forth in Section 4.10, and 4.11, the representations and warranties set forth in this Section 4.09 are the Company’s sole and exclusive representations relating to Taxes.

Section 4.10 Benefits Matters; ERISA Compliance.

(a) Section 4.10 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list identifying all Company Benefit Plans. The Company has delivered to Parent true and complete copies of (i) all Company Benefit Plans; (ii) the most recent annual report on Form 5500 (or similar filing under applicable Law) filed with the Internal Revenue Service (the “IRS”) with respect to each Company Benefit Plan; (iii) the most recent summary plan description for each material Company Benefit Plan for which such summary plan description is required; (iv) each trust agreement, group annuity contract or other funding mechanism relating to any material Company Benefit Plan; and (v) all material determination letters or opinion letters in respect of any material Company Benefit Plan issued by the IRS. For purposes of this Agreement, “Company Benefit Plans” means, collectively, all material “employee pension benefit plans” (as defined in Section 3(2) of ERISA), “employee welfare benefit plans” (as defined in Section 3(1) of ERISA) and all other material pension, retirement, deferred compensation, equity or equity-based compensation, severance, retention, change in control, disability, death benefit, hospitalization, medical or other plans, arrangements, contracts or understandings providing, or designed to provide, material employee benefits to any current or former directors, officers, employees or consultants of the Company or any Company Subsidiary.

(b) Each Company Benefit Plan or “employee benefit pension plan” within the meaning of Section 3(2) of ERISA sponsored, maintained or contributed to, or required to be contributed to by the Company or any ERISA Affiliate which is intended to be qualified and exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code has received a favorable determination letter or opinion letter from the IRS to that effect, and no such determination letter or opinion letter has been revoked nor, to the Knowledge of the Company, has revocation been threatened.

(c)(i) No Company Benefit Plan is subject to Title IV of ERISA, Section 302 of ERISA, or Section 412 of the Code (a “Company Pension Plan”); (ii) no Company Pension Plan is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA; and (iii) none of the Company and the Company Subsidiaries nor any ERISA Affiliates has incurred any Withdrawal Liability that has not been satisfied in full.

(d) No Company Benefit Plan provides health, medical or other welfare benefits after retirement or other termination of employment other than (i) for continuation coverage required under Section 4980(B)(f) of the Code or applicable Law; (ii) benefits under insured plans maintained by the Company providing such benefits in the event an employee is disabled at the time of termination of the employee’s employment with the Company and the conversion privileges provided under such insured plans; or (iii) deferred compensation benefits accrued as liabilities on the books of the Company and disclosed on its financial statements.

(e) Each Company Benefit Plan has been administered in all material respects in accordance with its terms and is in material compliance with ERISA (if applicable), the Code and all other applicable Laws.

(f) Except as contemplated by the terms of this Agreement, neither the execution or delivery of this Agreement nor the consummation of the Merger will, either alone or in conjunction with any other event, (i) entitle any current or former director, employee, consultant or independent contractor of the Company or any of its Subsidiaries to any material payment, except as expressly provided in this Agreement; (ii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee, consultant or independent contractor; or (iii) accelerate the time of payment or vesting of amounts due any such director, employee, consultant or independent contractor. No amounts payable under the Company Benefit Plans will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code as a result of the occurrence of the transactions contemplated by this Agreement, either alone or in combination with another event.

(g) All material contributions required to be made to any Company Benefit Plan by applicable Law, regulation, or any plan document, and all material premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof have in all material respects been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been in all material respects fully reflected on the financial statements set forth in the Company SEC Documents.

(h) Any Company Benefit Plan that has been adopted or maintained by the Company or any Company Subsidiary principally for the benefit of employees outside the United States (“Non-U.S. Plan”) has been maintained in all material respects with its terms and conditions and in all material respects with all applicable laws, rules and regulations (including without limitation any special provisions relating to the tax status of contributions to, earnings of, or distributions from such Non-U.S. Plans where the applicable Non-U.S. Plan was intended to have such tax status). With respect to each Non-U.S. Plan, all employer and employee contributions have been made or, if applicable, accrued in accordance with applicable accounting practices. Each Non-U.S. Plan that is required to be registered with any Governmental Entity has been so registered and has been maintained in all material respects in good standing with all applicable Governmental Entities.

Section 4.11 Litigation. As of the date hereof, there is no suit, action or other proceeding pending or, to the Knowledge of the Company, threatened in writing against the Company or any Company Subsidiary or any of their respective properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect, or would prevent or materially impair or delay the consummation of the Merger, nor, to the Knowledge of the Company, is there any material Judgment outstanding against or material investigation by any Governmental Entity that is material to the Company and the Company Subsidiaries (taken as a whole).

Section 4.12 Compliance with Applicable Laws. Except as would not prevent or materially impair or delay the consummation of the Merger, since December 31, 2012 through the date hereof, to the Knowledge of the Company, the business of the Company and the Company Subsidiaries has been conducted in accordance with, not in violation of, and since December 31, 2012 through the date hereof, to the Knowledge of the Company, neither the Company nor any Company Subsidiary has received any written notice alleging any violation with respect to, any Laws applicable thereto or the ownership or operation of the Company’s and the Company Subsidiaries’ respective properties or assets (including employment, wage, hour and immigration Laws). As of the date hereof, to the Knowledge of the Company, the Company and each Company Subsidiary has all material Permits from Governmental Entities required to conduct their businesses as now being conducted. To the Knowledge of the Company, since December 31, 2012 through the date hereof, (a) the business of the Company and the Company Subsidiaries has at all times maintained and been in compliance with all material Permits required by all Laws applicable thereto and (b) neither the Company nor any Company Subsidiary has voluntarily or involuntarily initiated, conducted or issued any material recall or material market withdrawal relating to an alleged lack of safety or regulatory compliance of any Company product except in each case as would not be material to the Company and its Subsidiaries, taken as a whole.

Section 4.13 Environmental Matters. To the Knowledge of the Company, (a) the Company and the Company Subsidiaries are, and have been for the past two (2) years, in compliance with applicable federal, state, and local laws (including common law) governing pollution, the protection of human health or the environment (“Environmental Law”), which compliance includes possession of required permits and authorizations, (b) none of the Company or any Company Subsidiary has received any written notice or claim that remains outstanding from a Governmental Entity or any other Person that alleges that the Company or any Company

Subsidiary is in violation of or is liable under applicable Environmental Law and (c) none of the Company or the Company Subsidiaries has caused a “release” of a “hazardous substance,” as those terms are defined in the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. §§ 9601 et seq., in excess of a reportable and actionable quantity, which release remains unresolved, except with respect to any of the foregoing under (a), (b) or (c) as would not reasonably be expected to have a Company Material Adverse Effect. The representations and warranties set forth in this Section 4.13 are the Company’s sole and exclusive representations relating to environmental matters of any kind.

Section 4.14 Contracts.

(a) As of the date of this Agreement, none of the Company or any Company Subsidiary is a party to any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (a “Filed Company Contract”) that has not been so filed.

(b) Section 4.14(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list, and the Company has made available to Parent true and complete copies, of the following Contracts to which the Company or any Company Subsidiary is a party: (i) each Contract that restricts in any material respect the ability of the Company or any Company Subsidiaries to compete in any line of business or geographic area; (ii) each Contract pursuant to which $5,000,000, individually, of Indebtedness (other than any Indebtedness described in clause (viii) of the definition of Indebtedness) of the Company or any of the Company Subsidiaries is outstanding or may be incurred by its terms, other than any such agreement solely between or among the Company and the wholly owned Company Subsidiaries or between or among wholly owned Company Subsidiaries; (iii) each Contract that is an employment or consulting agreement with any executive officer or other employee of the Company or any Company Subsidiary or member of the Company Board earning an annual salary from the Company or any Company Subsidiary in excess of $250,000; (iv) partnership, joint venture or similar Contract to which the Company or any of the Company Subsidiaries is a party relating to the formation, creation, operation, management or control of any partnership or joint venture or to the ownership of any equity interest in any entity or business enterprise other than the Company Subsidiaries or securities held for investment by the Company or the Company Subsidiaries in the Ordinary Course of Business; (v) except for Contracts of a type contemplated by clause (iii), each material Contract between the Company or any of its Subsidiaries, on the one hand, and, on the other hand, any (A) present executive officer or director of either the Company or any of the Company Subsidiaries, (B) record or beneficial owner of more than 5% of the shares of Company Common Stock outstanding as of the date hereof or (C) to the Knowledge of the Company, any affiliate of any such officer, director or owner (other than the Company or any of the Company Subsidiaries), in each case, other than those Contracts filed as exhibits (including exhibits incorporated by reference) to any Filed Company SEC Documents; (vi) each Contract entered into since January 1, 2009 relating to the disposition or acquisition by the Company or any of the Company Subsidiaries of any business (whether by stock sale, asset sale or merger) (A) for aggregate consideration in excess of $10,000,000 or (B) that contain unpaid “earn-out” or similar purchase price obligations in excess of $2,500,000 in the case of each of clause (A) and (B), other than acquisitions or dispositions of inventory, properties and other assets in the Ordinary Course of Business; (vii) each Contract pursuant to which the Company or any Company Subsidiary licenses to or from a third party any material Intellectual Property Rights, except licenses for Off the Shelf Software, (viii) except for Contracts of a type contemplated by clause (vi), each Contract (or series of related Contracts) for the purchase or sale of materials, supplies, goods, services, equipment or other assets providing for annual payments by the Company and the Company Subsidiaries or to the Company and the Company Subsidiaries, respectively, of $4,000,000 and which is not terminable by either party on less than 60 days’ written notice without material penalty and (ix) each Contract that grants to any Person a most favored nation or similar right against the Company or any Company Subsidiary that is material to the Company and the Company Subsidiaries (taken as a whole); provided that the following Contracts shall not be required to be listed on Section 4.14(b) of the Company Disclosure Letter, shall not be required to made available to Parent pursuant to this Section 4.14(b), and shall not be deemed a “Material Contract” for any purposes hereunder (whether or not a Filed Company Contract): (1) any Company Benefit Plan, (2) any Contract between the Company, on the one hand, and one or more Company Subsidiaries, on the other hand, or between one or more Company Subsidiaries, and (3) any Real Estate Lease (any such Contract in clauses (1), (2) and (3), an “Excluded Contract”). Each Contract described in this Section 4.14(b) and each Filed Company Contract, in each case, other than any Excluded Contract, is referred to herein as a “Material Contract.”

(c) Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Material Contract is a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, of the other parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity and (ii) each such Material Contract is in full force and effect, except, in the case of clauses (i) or (ii), with respect to any Material Contract which expires by its terms (as in effect as of the date hereof) or which is terminated in accordance with the terms thereof by the Company in the Ordinary Course of Business. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, none of the Company or any of the Company Subsidiaries is (with or without notice or lapse of time, or both) in breach or default under any such Material Contract and, to the Knowledge of the Company, no other party to any such Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder. Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, the Company has not received, as of the date of this Agreement, any notice in writing from any Person that such Person intends to terminate, or not renew, any Material Contract.

Section 4.15 Properties.

(a) Section 4.15(a) of the Company Disclosure Letter contains, as of the date of this Agreement, a complete and correct list of all real property owned in whole or in part by the Company and each Company Subsidiary (such real property, together with all buildings, structures, fixtures and improvements erected or located thereon, the “Owned Real Property”). The Company and each Company Subsidiary has good, valid and insurable title to the Owned Real Property (which, in each case, shall exclude, for the avoidance of doubt, any intangible properties) except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. All of the Owned Real Property is owned free and clear of all material Liens, except for Permitted Liens. To the Knowledge of the Company, there are no outstanding options, rights of first offer or rights of first refusal to purchase any Owned Real Property or any portion thereof or interest therein. To the Knowledge of the Company, the Company and the Company Subsidiaries are not a party to any Contract or option to purchase any real property or interest therein relating to, or intended to be used in the operation of, their respective businesses that is material to the Company and the Company Subsidiaries, taken as a whole. This Section 4.15 does not relate to Intellectual Property Rights matters, which are the subject of Section 4.16.

(b) Section 4.15(b) of the Company Disclosure Letter contains, as of the date of this Agreement, a true and complete list of all real property that is not Owned Real Property which is leased, subleased, sub-subleased or licensed to, or otherwise occupied by, the Company and its Subsidiaries, as applicable (the “Leased Real Property” and, together with the Owned Real Property, the “Real Property”), and sets forth a list of any and all material leases, subleases, sub-subleases, licenses, sub-licenses, concessions, ground leases, occupancy agreements, purchase options and other arrangements to which the Company or any Company Subsidiary is a party with respect thereto (collectively, the “Real Estate Leases”). True and complete copies of all Real Estate Leases (including all material modifications, amendments, supplements, waivers, side letters, extensions and guaranties thereto) have been made available to Parent.

(c) Each Real Estate Lease (i) is in full force and effect and constitutes the valid and legally binding obligation of (A) the Company or the applicable Company Subsidiary which is a party thereto, as applicable, and (B) to the Knowledge of the Company, the other parties thereto, enforceable in accordance with its terms, subject to: (x) Laws of general application relating to bankruptcy, insolvency, reorganization, moratorium and other Laws affecting creditors’ rights generally; and (y) rules of law governing specific performance, injunctive relief and other equitable remedies; (ii) has not been amended or modified in any material respect except as reflected in the modifications, amendments, supplements, waivers and side letters thereto made available to Parent and represents the entire agreement between the Company or the applicable Company Subsidiary and the applicable lessor; and (iii) except with respect to any Permitted Liens granted under the terms of any of the Real Estate Leases, has not been assigned in any manner by the Company or any of the applicable Company Subsidiaries (and the Company and the applicable Company Subsidiaries have not granted a security interest therein), other than, in each case, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect; and none of the Company or any of the Company Subsidiaries is (with or without notice or lapse of time, or both) in breach or default (or has received any written notice alleging breach or default) under any Real Estate Lease and, to the Knowledge of the Company, as of the date hereof, no other party to any Real Estate Lease is (with or without notice or lapse of time, or both) in breach or default thereunder, other than, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect.

(d) To the Knowledge of the Company, the counterparty to any Real Estate Lease is not an Affiliate of, and otherwise does not have an economic interest in, the Company or the applicable Company Subsidiary.

(e) Except as set forth on Section 4.15(b) of the Company Disclosure Letter or has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or the applicable Company Subsidiary has not leased, subleased, licensed or sub-licensed or otherwise granted to any Person the right to use or occupy any material portion of the Real Property and, except for Permitted Liens, no Person other than the Company or the applicable Company Subsidiary has the right to use the Real Property and there are no shared facilities or services at the Real Property.

(f) As of the date hereof, there are no pending or, to the Knowledge of the Company, threatened condemnation proceedings with respect to any of the Real Property that affect the use, operation or maintenance thereof as the same are now being used, operated or maintained, and neither the Company nor the applicable Company Subsidiary has received written notice of any intended public improvements which will or could result in any charges being assessed against any of the Real Property which would result in a material lien upon any of the Real Property.

Section 4.16 Intellectual Property.

(a) Section 4.16(a) of the Company Disclosure Letter sets forth a complete and correct list, as of the date hereof, of all registrations and applications for registration for Patents, Trademarks and Copyrights owned by the Company and the Company Subsidiaries (“Registered Intellectual Property Rights”). Each item of the Registered Intellectual Property Rights is valid, subsisting and enforceable except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or a Company Subsidiary owns, is licensed or otherwise has the valid right to use all Intellectual Property Rights used in or held for use in the business of the Company or any Company Subsidiaries; provided, however, that the foregoing representation and warranty shall not constitute a representation or warranty with respect to any actual or alleged infringement, misappropriation, or other violation of third-party Intellectual Property Rights. The Company or a Company Subsidiary is the sole and exclusive owner of all Registered Intellectual Property Rights, in each case free and clear of all Liens other than Permitted Liens, except where the lack of such ownership, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Except pursuant to a Contract set forth on Section 4.14(b)(vi) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has, other than licenses of Off the Shelf Software, licensed any material Intellectual Property Rights from any third party nor has the Company or any Company Subsidiary granted any license or other right to a third party to any of the Owned Intellectual Property Rights, other than non-exclusive licenses granted in the Ordinary Course of Business.

(c) To the Knowledge of the Company, the operation of the business of the Company and the Company Subsidiaries as presently conducted does not currently infringe, misappropriate or otherwise violate any Intellectual Property Rights of third parties, and, as of the date hereof, there is no suit, action or other proceeding pending or, to the Knowledge of the Company, threatened in writing that alleges that (A) the use of Intellectual Property Rights by the Company and the Company Subsidiaries or (B) the operation of the respective businesses of the Company and the Company Subsidiaries as presently conducted infringes, misappropriates or otherwise violates any Intellectual Property Rights of third parties that, in each case, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Section 4.16(c) of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries has, since December 31, 2012 (or earlier, if presently not resolved) through the date hereof, received any charge, complaint, claim, demand or notice, in each case, alleging the Company or any of the Company Subsidiaries has infringed, misappropriated, diluted or otherwise violated any Intellectual Property Rights of any other Person that, in each case, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. The foregoing representations and warranties in this Section 4.16(c) are the sole representations and warranties herein with respect to any actual or alleged infringement, misappropriation, or other violation of Intellectual Property Rights by the Company or any Company Subsidiary.

(d) To the Knowledge of the Company, as of the date hereof, the Owned Intellectual Property Rights are not being infringed, misappropriated, diluted or otherwise violated by any Person, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, and, as of the date hereof, no such claims are pending or threatened against any Person by the Company or any Company Subsidiary.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and each Company Subsidiary comply and have complied with all customer facing terms of use and privacy policies (in each case only to the extent legally binding on the Company or Company Subsidiary (as applicable)) regarding the privacy and security of Personal Data (collectively, “Data Handling”) collected, stored, processed or otherwise used by the Company and each Company Subsidiary. As of the date hereof, no litigation, suit, action or proceeding relating to any improper Data Handling is pending or, to the Knowledge of the Company, is threatened against the Company or any Company Subsidiary that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, as of the date hereof, there has been no material unauthorized processing or disclosures of access to data or any intrusions or breaches of security, relating to any Personal Data that, in each case, individually or in the aggregate would reasonably be expected to have a Company Material Adverse Effect.

Section 4.17 Labor Matters. None of the Company or the Company Subsidiaries is party to any collective bargaining agreement with any of its employees (“Collective Bargaining Agreements”). As of the date of this Agreement and except as would not reasonably be expected to have a Company Material Adverse Effect, with respect to employees of the Company or any of its Subsidiaries: (a) there are no labor-related strikes, walkouts or lockouts pending or, to the Company’s Knowledge, threatened in writing, and (b) to the Knowledge of the Company, no labor union or group of employees has made a presently pending written demand for recognition or certification and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority.

Section 4.18 Anti-Takeover Provisions.

(a) Assuming the accuracy of the representation contained in Section 3.08, no further action is required by the Company Board or any committee thereof or the shareholders of the Company to render inapplicable the restrictions on “business combinations” with an “interested shareholder” (each as defined in Section 302A.011 of the MBCA) set forth in Section 302A.673 of the MBCA or the definitions in Section 302A.011 of the MBCA related thereto, as it relates to the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement.

(b) There is no other state anti-takeover statute or regulation (or similar statute or regulation), any takeover-related provision in the Company Charter or the Company By-laws, or any stockholder rights plan or similar agreement applicable to Parent, this Agreement or the Merger that would prohibit or restrict the ability of the Company to enter into this Agreement or its ability to consummate the Merger, other than the Rights Agreement. The Company has taken all action necessary to render the rights issued pursuant to the Rights Agreement inapplicable to the Merger and this Agreement and the transactions contemplated hereby. The Merger does not constitute a “control share acquisition” subject to the provisions of Section 302A.671 of the MBCA by virtue of Section 302A.011, Subd. 38(d) of the MBCA.

Section 4.19 Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Guggenheim Securities, LLC and Wells Fargo Securities, LLC (the “Company Financial Advisors”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has provided to Parent its good faith estimate, as of the date hereof, of the out-of-pocket fees and expenses the Company has incurred or will incur following the date hereof (to the extent unpaid as of the date hereof), in each case to any of Representative of the Company that is expected to be paid in excess of $500,000 in connection with this Agreement and the transactions contemplated hereby.

Section 4.20 Opinions of Financial Advisors. The Company has received the written opinions of the Company Financial Advisors, dated as of the date of this Agreement, that, as of such date and subject to the limitations, qualifications and assumptions set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock. Copies of such opinions will promptly be provided to Parent, solely for informational purposes, following receipt thereof by the Company.

Section 4.21 Insurance. Except as would not, individually or in the aggregate reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries maintain insurance policies with reputable insurance carriers against all risks sufficient to comply with applicable Law and all Material Contracts of the Company and the Company Subsidiaries. Except for matters which, individually or in the aggregate, have not, or would not be reasonably expected to have, a Company Material Adverse Effect, as of the date hereof, all such insurance policies are in full force and effect, no written notice of cancellation or modification has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder.

Section 4.22 Interested Party Transactions. As of the date hereof, except as disclosed in the Company’s definitive proxy statements included in the Company SEC Documents, since January 1, 2013, no event has occurred and no relationship exists that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 4.23 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV or in any certificate delivered by the Company to Parent and Merger Sub (and notwithstanding the delivery or disclosure to Parent or its Representatives of any documentation, projections, estimates, budgets or other information), each of Parent and Merger Sub acknowledges that none of the Company, the Company Subsidiaries or any other Person on behalf of the Company makes any other express or implied representation or warranty in connection with the transactions contemplated by this Agreement.

ARTICLE V

Covenants Relating to Conduct of Business

Section 5.01 Conduct of Business by the Company. Except (i) as expressly set forth in the Company Disclosure Letter; (ii) as expressly permitted, contemplated or required by this Agreement; (iii) as required by applicable Law; or (iv) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed) from the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to, conduct the business of the Company and each Company Subsidiary in the Ordinary Course of Business; provided, however, that no action or failure to take action with respect to matters specifically addressed by any of the provisions of the next sentence shall constitute a breach under this sentence unless such action or failure to take action would constitute a breach of such provision of the next sentence. In addition, and without limiting the generality of the foregoing, except (i) as expressly set forth in the Company Disclosure Letter; (ii) as expressly permitted, contemplated or required by this Agreement or any Company Benefit Plan; (iii) as required by applicable Law; or (iv) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed) from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following:

(a)(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than dividends and distributions by a direct or indirect wholly owned Company Subsidiary to its parent; (ii) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities, other than as permitted by Section 5.01(b); or (iii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, except for acquisitions, or deemed acquisitions, of Company Common Stock or other equity securities of the Company in connection with (A) the payment of the exercise price of Company Stock Options with Company Common Stock (including in connection with “net exercises”), (B) required tax withholding in connection with the exercise, vesting and settlement of Company Stock Awards and other awards pursuant to the Company Stock Plans, and (C) forfeitures of Company Stock Awards;

(b) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (other than Liens imposed by applicable securities Laws) (i) any shares of capital stock of the Company or any Company Subsidiary other than (A) the issuance of Company Common Stock upon the exercise, vesting or settlement of Company Stock Awards or other awards pursuant to the Company Stock Plans, in each case outstanding at the close of business on the date of this Agreement and in accordance with their terms in effect at such time and (B) the issuance of Company Common Stock pursuant to the ESPP during the current offering period thereunder (the “Current Offering Period”); (ii) any other equity interests or voting securities of the Company or any Company Subsidiary; (iii) any securities convertible into or exchangeable or exercisable for capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary; (iv) any warrants, calls, options or other rights to acquire any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary; (v) any rights issued by the Company or any Company Subsidiary that are linked in any way to the price of any class of Company Capital Stock or any shares of capital stock of any Company Subsidiary, the value of the Company, any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Company Subsidiary; (vi) any stock-related, cash-based, performance or similar awards or bonuses or any other award that may be settled in Company Common Stock in which the value of the securities is linked directly or indirectly to the price or value of any Company Common Stock other than for new hires in the Ordinary Course of Business or (vii) any Company Voting Debt;

(c)(i) amend the Company Charter or the Company By-laws; or (ii) amend in any material respect the charter or organizational documents of any Company Subsidiary, except, in the case of each of the foregoing clauses (i) and (ii), as may be required by Law or the rules and regulations of the SEC or the NYSE;

(d) allow for the commencement of any new offering periods under the ESPP;

(e) make or adopt any change in its accounting methods, principles or practices, except insofar as may be required by a change in GAAP or Law;

(f) directly or indirectly acquire or agree to acquire in any transaction any equity interest in any Person or business or division thereof or any properties or assets, in each case with an aggregate purchase price in excess of $10,000,000 in any transaction or series of related transactions or $25,000,000 in the aggregate, except (i) acquisitions in the Ordinary Course of Business or as contemplated in the Capital Expenditures Plan; (ii) acquisitions pursuant to Contracts in existence on the date of this Agreement; or (iii) acquisitions with respect to transactions between the Company, on the one hand, and any wholly owned Company Subsidiary, on the other hand, or between wholly owned Company Subsidiaries;

(g) except in relation to Liens to secure Indebtedness for borrowed money permitted to be incurred under Section 5.01(i), sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise subject to any Lien (other than Permitted Liens), or otherwise dispose of any properties or assets (including Owned Real Property) or any interests therein, in each case with an aggregate value or purchase price in excess of $10,000,000 in any transaction or series of related transactions or $25,000,000 in the aggregate, other than (i) in the Ordinary Course of Business; (ii) pursuant to Contracts in existence on the date of this Agreement; or (iii) with respect to transactions between the Company, on the one hand, and any wholly owned Company Subsidiary, on the other hand, or between wholly owned Company Subsidiaries;

(h) except in the Ordinary Course of Business, cancel, fail to renew, or assign any material Real Property Lease;

(i)(i) incur, issue, modify, renew, syndicate or refinance any Indebtedness (other than any Indebtedness described in clause (viii) of the definition of Indebtedness), except for (A) Indebtedness in replacement of Indebtedness existing on the date hereof that would be repayable at the Closing without any premium or penalty; provided that the consummation of the Merger and other transactions contemplated hereby shall not conflict with, or result in any violation of or default under, such replacement Indebtedness and the terms of such replacement Indebtedness shall be substantially identical to, or no less favorable to the Company as, the terms of Indebtedness being replaced at the time of such replacement (including with respect to prepayment provisions); (B) Indebtedness under the Company’s existing revolving credit facility provided that the amount outstanding thereunder at any time does not exceed the amount outstanding thereunder as of the date hereof by greater than $100,000,000 in the aggregate; or (C) Indebtedness between the Company, on the one hand, and any wholly owned Company Subsidiary, on the other hand, or between wholly owned Company Subsidiaries or (ii) make any loans, capital contributions or advances to any Person (other than the Company and any wholly-owned Company Subsidiary) in an aggregate amount exceeding $1,000,000 in any transaction or any related transactions, or $5,000,000 in the aggregate.

(j)(i) enter into, amend or extend any Collective Bargaining Agreement or other labor agreement, (ii) enter into any new employee or independent contractor contracts, in any case that provides for annualized compensation payable by the Company or any of its Subsidiaries to any single individual employee in excess of $250,000 and, with respect to independent contractors, for annualized compensation to any single individual in excess of $250,000, in each case other than in the Ordinary Course of Business or in replacement of any individual whose employment or service terminates after the date hereof, (iii) accelerate the vesting or payment of the compensation payable or the benefits provided or to become payable or provided to any of its current or former directors, officers, employees, consultants or service providers, or otherwise pay any material severance (other than in the Ordinary Course of

Business) or any material retention, change-in-control bonus or similar payment to any such individual, (iv) adopt, materially amend or terminate any Company Benefit Plan (including any employment, severance, consulting, or other individual agreement, policy or practice) or adopt or enter into any other material employee benefit plan or arrangement that would be considered a Company Benefit Plan if it were in existence on the date of this Agreement, in each case other than in the Ordinary Course of Business, (v) terminate the employment of any officer other than for cause in the Ordinary Course of Business, or (vi) make any deposits or contributions of cash or other property to or take any action to fund or in any other way secure the payment of compensation or benefits under the Company Benefit Plans or agreement subject to the Company Benefit Plans other than in the Ordinary Course of Business;

(k) assign, transfer, lease, cancel, fail to renew or fail to extend any material Company Permit;

(l) except as permitted by Section 6.06, settle, compromise or agree to settle any action or claim (including any action or claim relating to this Agreement or the transactions contemplated hereby), or release, dismiss or otherwise dispose of any claim, liability, obligation or arbitration, other than settlements or compromises of litigation or releases, dismissals or dispositions of claims, liabilities, obligations or arbitration (A) that involve the payment of monetary damages (excluding monetary damages that are fully covered by the Company’s insurance policies) in an amount not in excess of $2,000,000 individually or $7,500,000 in the aggregate by the Company or any Company Subsidiary, (B) that do not involve any material injunctive or other non-monetary relief or impose material restrictions on the business or operations of the Company and the Company Subsidiaries, taken as whole, (C) that do not relate to the transactions contemplated hereby and (D) that do not involve the issuance of any equity or voting interests;

(m) abandon, encumber, convey title (in whole or in part), transfer, exclusively license or grant any material right or other licenses to Owned Intellectual Property Rights other than in the Ordinary Course of Business;

(n) make, change or revoke any material election with respect to Taxes, change any material Tax accounting method, file any amended material Tax Return, settle or compromise any material Tax liability, enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund;

(o) adopt or implement any shareholder rights plan or similar arrangement other than the Rights Agreement;

(p) make or authorize capital expenditures except (i) as budgeted in the Company’s current plan approved by its board of directors that was made available to Parent (the “Capital Expenditures Plan”), (ii) in the Ordinary Course of Business, (iii) otherwise in an amount not to exceed $25,000,000 in the aggregate or (iv) to the extent permitted under Section 5.01(f);

(q) enter into a material joint venture or partnership or similar third party business enterprise;

(r)(i) other than in the Ordinary Course of Business, materially modify, amend or waive any material right under or renew any Material Contract, (ii) enter into or extend the term or scope of any contract or agreement that purports to materially restrict the Company, or any Company Subsidiary, from engaging or competing in any line of business or in any geographic area, or (iii) enter into any Material Contract that would be breached by, or require the consent of any other Person in order to continue such contract or agreement in full force following, consummation of the transactions contemplated by this Agreement, solely in the case of clause (i) above, other than as permitted under another subsection of this Section 5.01; or

(s) agree to take any of the foregoing actions.

Section 5.02 Conduct of Business by Parent. Except as expressly permitted, contemplated or required by this Agreement, as required by applicable Law or with the prior written consent of the Company, from the date of this Agreement to the Effective Time, each of Parent and Merger Sub shall not take any actions or omit to take any actions that would or would be reasonably likely to materially impair, interfere with, hinder or delay the ability of Parent, the Company or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement in accordance with the terms of this Agreement.

Section 5.03 No Control. Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company, Parent and Merger Sub shall exercise, subject to the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.04 No Solicitation by the Company; Company Board Recommendation.

(a) Except as expressly permitted by Section 5.04(b) and Section 5.04(d), the Company shall, and shall cause each of the Company Subsidiaries, and its and their officers and directors, managers or equivalent, and shall use its reasonable best efforts to cause any other employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives of the Company or the Company Subsidiaries (such directors, officers, employees, accountants, consultants, legal counsel, financial advisors, agents and other representatives, collectively, “Representatives”), to: (i) immediately cease any existing solicitations, discussions or negotiations with any Persons that may be ongoing with respect to any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, an Alternative Proposal (an “Inquiry”), any Alternative Proposal or any proposal that could be reasonably expected to result in an Alternative Proposal; (ii) request the prompt return or destruction (to the extent provided for by the applicable confidentiality agreement) of all confidential information previously furnished to any Person (other than Parent) that has, within the one-year period prior to the date of this Agreement, made or indicated an intention to make an Alternative Proposal; (iii) immediately cease access to any Person (other than Parent and its Affiliates and the Company and its Representatives) to any electronic data room maintained by the Company with respect to the transactions contemplated by this Agreement; and (iv) from the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.01, subject to the other provisions of this Section 5.04, not, and not to publicly announce any intention to, directly or indirectly, (A) solicit, initiate, knowingly encourage or facilitate any Inquiry or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Alternative Proposal, (B) furnish non-public information to or afford access to the business, employees, officers, contracts, properties, assets, books and records of the Company and the Company Subsidiaries to any Person that would reasonably be expected to lead to, or in connection with, an Inquiry or an Alternative Proposal, (C) enter into, continue or maintain discussions or negotiations with any Person with respect to an Inquiry or an Alternative Proposal, (D) otherwise cooperate with or assist or participate in or facilitate any discussions or negotiations (other than informing Persons of the existence of the provisions set forth in this Section 5.04 or contacting any person making an Alternative Proposal (provided that such Alternative Proposal does not result from any willful breach of the restrictions in this Section 5.04(a)) to ascertain facts or clarify terms and conditions for the sole purpose of the Company Board reasonably informing itself about such Alternative Proposal) regarding, or furnish or cause to be furnished to any Person or “Group” any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or could be reasonably expected to result in, an Alternative Proposal, (E) approve, agree to, accept, endorse or recommend any Alternative Proposal, (F) submit to a vote of its stockholders, approve, endorse or recommend any Alternative Proposal, (G) grant any waiver, amendment or release under any state anti-takeover statute or the Rights Agreement, (H) grant any waiver, amendment or release under any confidentiality or standstill agreement (or terminate or fail to use reasonable best efforts to enforce such agreement) (provided that the Company shall not be required to enforce, and shall be permitted to waive, any provision that prohibits or purports to prohibit a confidential proposal being made to the Company Board), (I) effect any Adverse Recommendation Change, or (J) enter into any letter of intent or agreement in principle or any agreement providing for any Alternative Proposal (except for Acceptable Confidentiality Agreements). Without limiting the foregoing, it is agreed that in the event any Representative of the Company or any Company Subsidiary takes any action, on behalf of the Company, which, if taken by the Company, would constitute a material breach of this Section 5.04(a), and the Company does not take reasonable action to seek to cure such breach within three Business Days of the date on which the Company obtains Knowledge of such breach, then the Company shall be deemed to be in breach of this Section 5.04(a).

(b) Notwithstanding anything to the contrary in Section 5.04(a), if the Company or any of its Subsidiaries or any of its or their respective Representatives receives an Alternative Proposal (provided that such Alternative Proposal does not result from any willful breach of the restrictions in Section 5.04(a)) by any Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act) at any time prior to the Company Shareholders Meeting, the Company and its Representatives may, prior to (but not after) the Company Shareholders Meeting, take the actions set forth in subsections (i) and/or (ii) of this Section 5.04(b) if the Company Board (or any committee thereof) has determined, in its good faith judgment (after consultation with the Company’s financial advisors and outside legal counsel), that such Alternative Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and that the failure to take such action would be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law: (i) furnish non-public information to and afford access to the business, employees, officers, contracts, properties, assets, books and records of the Company and the Company Subsidiaries to any Person in response to such Alternative Proposal, pursuant to the prior execution of (and the Company and/or Company Subsidiaries may enter into) an Acceptable Confidentiality Agreement and (ii) enter into and maintain discussions or negotiations with any Person with respect to an Alternative Proposal.

(c) Reasonably promptly (but in no event more than 48 hours) following receipt (to the Knowledge of the Company) of any Alternative Proposal or any Inquiry, the Company shall advise Parent in writing of the receipt of such Alternative Proposal or Inquiry, and the terms and conditions of such Alternative Proposal or Inquiry (including, in each case, the identity of the Person or “Group” making any such Alternative Proposal or Inquiry), and the Company shall as reasonably promptly as practicable provide to Parent (i) a copy of such Alternative Proposal or Inquiry, if in writing; or (ii) a written summary of the material terms of such Alternative Proposal or Inquiry, if oral. The Company agrees that it shall reasonably promptly provide to Parent any non-public information concerning the Company or any of its Subsidiaries that may be provided (pursuant to Section 5.04(b)) to any other Person or “Group” in connection with any such Alternative Proposal that has not previously been provided to Parent. In addition, the Company shall provide Parent as reasonably promptly as practicable with notice setting forth all such information as is reasonably necessary to keep Parent informed on a current basis in all material respects of all communications regarding (including material amendments or proposed material amendments to) such Alternative Proposal or Inquiry.

(d) Notwithstanding anything herein to the contrary, at any time prior to the Company Shareholders Meeting, the Company Board may (i) solely in the case of an Intervening Event or with respect to a Superior Proposal, withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Parent, the Company Recommendation or take any action, or make any public statement, filing or release inconsistent with the Company Recommendation (any of the foregoing being an “Adverse Recommendation Change”) (including, for the avoidance of doubt, recommending against the Merger or approving, endorsing or recommending any Alternative Proposal) and (ii) if the Company has received a Superior Proposal that does not result from a willful breach of the restrictions in Section 5.04(a) (after taking into account the terms of any revised offer by Parent pursuant to this Section 5.04(d)), terminate this Agreement pursuant to Section 8.01(d) to enter into a definitive written agreement providing for such Superior Proposal simultaneously with the termination of this Agreement, in the case of clauses (i) and (ii), if the Company Board has determined in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law; provided that the Company Board may not make an Adverse Recommendation Change as provided in clause (i) above or, in the case of a Superior Proposal, terminate this Agreement pursuant to Section 8.01(d), unless:

(i) the Company has provided prior written notice to Parent at least three Business Days in advance (the “Notice Period”) of taking such action, which notice shall advise Parent of the circumstances giving rise to the Adverse Recommendation Change, and, in the case of a Superior Proposal, that the Company Board has received a Superior Proposal and shall include a copy of such Superior Proposal and all other material transaction agreements and other material documents relating to such Superior Proposal(or, where no such copy is available, a description of the material terms and conditions of such Superior Proposal);

(ii) during the Notice Period, the Company has and has caused its financial advisors and outside legal counsel to negotiate with Parent in good faith (to the extent Parent desires to so negotiate) to make such adjustments in the terms and conditions of this Agreement, the Commitment Letters, and the Guarantee so that, in the case of a Superior Proposal, such Superior Proposal ceases to constitute (in the judgment of the Company Board) a Superior Proposal, or in cases not involving a Superior Proposal, the failure to make such Adverse Recommendation Change (in the judgment of the Company Board after consultation with the Company’s financial advisors and outside legal counsel) would no longer be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law; and

(iii) the Company Board has determined in good faith, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications made or agreed to by Parent, if any, and after consultation with the Company’s financial advisors and outside legal counsel, that, in the case of a Superior Proposal, such Superior Proposal remains a Superior Proposal or, in cases not involving a Superior Proposal, that the failure to make such Adverse Recommendation Change continues to be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law.

If during the Notice Period any revisions are made to the Superior Proposal, the Company shall deliver a new written notice to Parent and shall comply with the requirements of this Section 5.04(d) with respect to such new written notice; provided, however, that for purposes of this sentence, references to the three Business Day period above shall be deemed to be references to a two Business Day period.

(e) Nothing contained in this Agreement shall prevent the Company or the Company Board from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Alternative Proposal or from making any disclosure to the Company’s shareholders if the Company Board (after consultation with outside legal counsel) concludes that its failure to do so would be inconsistent with its fiduciary duties under applicable Law; provided, however, that in no event shall the Company Board effect an Adverse Recommendation Change except in accordance with Section 5.04(d). For the avoidance of doubt, any public disclosure (other than any “stop, look and listen” statement) by the Company or the Company Board relating to any determination or other action by the Company Board or the Company with respect to any Alternative Proposal shall be deemed to be an Adverse Recommendation Change unless the Company Board expressly publicly reaffirms the Company Recommendation in such disclosure.

(f) For purposes of this Agreement:

(i) “Alternative Proposal” means any bona fide proposal or offer (whether or not in writing), with respect to any (i) merger, consolidation, share exchange, other business combination or similar transaction involving the Company which would result in any Person or “Group” beneficially owning twenty percent (20%) or more of the outstanding equity interests of the Company or any successor or parent company thereto; (ii) sale, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Company Subsidiary or otherwise) of any business or assets of the Company or the Company Subsidiaries representing 20% or more of the consolidated revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole; (iii) issuance, sale or other disposition, directly or indirectly, to any Person (or the shareholders of any Person) or “Group” of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company; (iv) transaction in which any Person (or the shareholders of any Person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the Company Common Stock or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company; or (v) any combination of the foregoing (in each case, other than the Merger or the other transactions contemplated by this Agreement).

(ii) “Superior Proposal” means any bona fide written proposal or offer made by a third party or “Group” pursuant to which such third party (or, in a parent-to-parent merger involving such third party, the shareholders of such third party) or “Group” would acquire, directly or indirectly, more than 50% of the Company Common Stock or assets of the Company and the Company Subsidiaries, taken as a whole; (A) on terms which the Company Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be more favorable from a financial point of view to the holders of Company Common Stock than the Merger, taking into account all the terms and conditions of such proposal and this Agreement (including any changes proposed by Parent to the terms of this Agreement) and (B) that the Company Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be reasonably likely to be consummated on the terms proposed, taking into account all financial, regulatory, legal and other aspects (including certainty of closing) of such proposal.

(iii) “Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms no materially less favorable in the aggregate to the Company than the terms set forth in the Confidentiality Agreement (it being understood and hereby agreed that such confidentiality agreement need not contain a “standstill” or similar provision that prohibits the counterparty thereto or any of its Affiliates or Representatives from making any Alternative Proposal, acquiring the Company or taking any other similar action); provided, however, that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of Section 5.04.

(iv) “Intervening Event” means any material event, change, effect, condition, occurrence or development relating to the Company that (A) is unknown and not reasonably foreseeable (or if known or reasonably foreseeable, the probability or magnitude of consequences of which were not known or reasonably foreseeable) to the Company Board as of the date hereof, and (B) does not relate to any Alternative Proposal by a third party.

Section 5.05 Equity Financing Commitments.

(a) Parent and Merger Sub acknowledge that they shall be fully responsible for obtaining the Equity Financing and each shall take (or cause to be taken) all actions, and do (or cause to be done) all things, necessary, proper or advisable to obtain the Equity Financing, including (i) maintaining in effect the Equity Commitment Letters, (ii) using reasonable best efforts to ensure the accuracy of all representations and warranties of Parent or Merger Sub, if any, set forth in the Equity Commitment Letters, (iii) complying with all covenants and agreements of Parent or Merger Sub set forth in the Equity Commitment Letters, (iv) satisfying on a timely basis all conditions applicable to Parent or Merger Sub set forth in the Equity Commitment Letters that are within their control (other than the consummation of the Debt Financing, it being understood that the obligations of Parent and Merger Sub with respect to the consummation of the Debt Financing are set forth in Section 5.06), (v) consummating the Equity Financing contemplated by the Equity Commitment Letters (subject to the conditions set forth therein) at or prior to the Closing and (vi) fully enforcing the obligations of the Investors and their respective investment affiliates (and the rights of Parent and Merger Sub) under the Equity Commitment Letters, including (at the request of the Company) by filing one or more lawsuits against the Investors to fully enforce the Investors’ obligations (and the rights of Parent and the Merger Sub) thereunder.

(b) Neither Parent nor Merger Sub shall amend, alter, or waive, or agree to amend, alter or waive (in any case whether by action or inaction), any term of the Equity Commitment Letters without the prior written consent of the Company. Each of Parent and Merger Sub agrees to notify the Company promptly, and in any event within one Business Day, if at any time prior to the Closing Date (i) any Equity Commitment Letter expires or is terminated for any reason (or if any Person attempts or purports to terminate any Equity Commitment Letter, whether or not such attempted or purported termination is valid) or (ii) any Investor refuses to provide the full Equity Financing on the terms set forth in its Equity Commitment Letter.

Section 5.06 Debt Financing Commitments.

(a) Parent and Merger Sub shall, and shall cause each of its Affiliates to, use reasonable best efforts to take, or cause to be taken all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain and consummate the Debt Financing on the terms and conditions set forth in the Debt Commitment Letters no later than the Closing Date, and shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under the Debt Commitment Letters, if such amendment, modification or waiver would:

(i) reduce (or could have the effect of reducing) the aggregate committed amount of the Debt Financing (including by increasing the amount of fees to be paid or original issue discount of the Debt Financing) unless the Equity Financing is increased by a corresponding amount;

(ii) expand on or impose new or additional conditions precedent, or otherwise amend, modify or expand any conditions precedent, to the receipt of the Debt Financing in a manner that would reasonably be expected to (A) prevent, delay or impair the Closing, (B) make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) less likely to occur, or (C) adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to the Debt Commitment Letters, the ability of Parent or Merger Sub to consummate the transactions contemplated hereby or the likelihood of consummation of the transactions contemplated hereby; or

(iii) otherwise reasonably be expected to make it less likely that the Debt Financing would be funded or would otherwise prevent, delay or impair the transactions contemplated by this Agreement or otherwise adversely affect (including with respect to timing, taking into account the expected timing of the Marketing Period) the ability of Parent to consummate the transactions contemplated herein.

Notwithstanding the foregoing, Parent and Merger Sub may (but shall not be obligated to) amend the Debt Commitment Letters or Debt Financing Documents to add commercial banks, investment banks or other institutional investors as lenders, lead arrangers, bookrunners, syndication agents or similar entities with commitments thereunder that have not executed the Debt Commitment Letters as of the date hereof, if the addition of such additional parties, individually or in the aggregate, would not prevent, delay or impair the availability of the Debt Financing or the consummation of the transactions contemplated by this Agreement. The Company acknowledges that Parent and Merger Sub may enter into additional financing commitment letters with respect to the financing of the transactions contemplated by this Agreement, including commitments to enter into sale-leaseback financings with respect to Real Property (“Sale Leaseback Transactions”), provided that such commitment letters do not effect an amendment to the Debt Commitment Letters prohibited by clauses (i) - (iii) above. Nothing herein restricts Parent’s or Merger Sub’s ability to enter into any such commitment letters, or other documentation, with respect to Sale-Leaseback Transactions.

Without limiting the foregoing, each of Parent and Merger Sub shall, and shall cause its Affiliates to, use its reasonable best efforts to consummate the Debt Financing no later than the Closing Date, including using its reasonable best efforts to:

(1) maintain in effect each Debt Commitment Letter;

(2) negotiate and enter into Debt Financing Documents consistent with the terms and conditions contained in the Debt Commitment Letter or such other terms that would not be prohibited by clauses (i) – (iii) in the immediately preceding paragraph (it being agreed that documentation with respect to any bridge facility shall not be required if the notes offering contemplated by the Debt Commitment Letter is consummated on or prior to the Closing Date);

(3) comply with all covenants and agreements of Parent or Merger Sub set forth in the Debt Commitment Letter to the extent a breach thereof would result in a failure of a condition precedent to the Debt Financing or otherwise make the funding of the Debt Financing less likely to occur;

(4) satisfy on a timely basis all conditions applicable to Parent or Merger Sub set forth in the Debt Commitment Letter (including by consummating the financing contemplated by the Equity Commitment Letter) that are within its control; and

(5) consummate the Debt Financing upon satisfaction of the conditions set forth in the Debt Commitment Letter.

In the event that all conditions precedent in a Debt Commitment Letter (other than the availability of funding of any of the financing contemplated under the Equity Commitment Letters) have been satisfied or, upon funding will be satisfied, each of Parent and Merger Sub shall use its reasonable best efforts to cause the lenders party to the Debt Commitment Letters to fund on the Closing Date the Debt Financing required to consummate the transactions contemplated by this Agreement and otherwise enforce its rights under such Debt Commitment Letter (including through litigation pursued in good faith). Parent shall promptly deliver to the Company a true and complete copy of any amendment, supplement, modification, replacement or waiver of the Commitment Letters or the Debt Financing Documents.

(b) Parent shall keep the Company informed upon reasonable request, in reasonable detail with respect to all material activity concerning the Debt Financing (including status thereof), shall give the Company prompt notice if it becomes aware of any material adverse change with respect to the availability of Debt Financing and shall provide the Company copies of the Debt Financing Documents and such other information and documentation available to them as shall be reasonably requested by the Company for purposes of monitoring the progress of the financing activities. Without limiting the foregoing, each of Parent and Merger Sub agrees to notify the Company promptly, if at any time prior to the Closing Date:

(i) a Debt Commitment Letter expires or is terminated for any reason (or if any Person attempts or purports in writing to terminate a Debt Commitment Letter, whether or not such attempted or purported termination is valid);

(ii) Parent or Merger Sub has actual knowledge of any breach or default by any party to any Debt Commitment Letter; or

(iii) Parent or Merger Sub receives any written notice or other communication from any Person with respect to any: (A) actual or potential breach, default or termination by any party to any Debt Commitment Letter or (B) material dispute or disagreement between or among any parties to any Debt Commitment Letter regarding satisfaction of a condition precedent to the availability of the Debt Financing on the Closing Date.

Neither Parent nor Merger Sub shall, nor shall it permit any of its Affiliates to, without the prior written consent of the Company, take any action or enter into any transaction that would reasonably be expected to impair, delay or prevent consummation of all or any portion of the Debt Financing. Notwithstanding anything to the contrary herein, in no event will Parent or Merger Sub be under any obligation to disclose any information that is subject to attorney-client privilege (provided that the Company shall use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege).

(c) If all or any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in a Debt Commitment Letter, each of Parent and Merger Sub shall use its reasonable best efforts (i) to arrange to promptly obtain Debt Financing on terms (including conditions, structure, covenants and pricing) not materially less beneficial to Parent, in an amount that is sufficient, when added to the portion of the Financing that is available, to pay in cash all amounts required to be paid by Parent, the Surviving Corporation and Merger Sub in connection with the transactions contemplated by this Agreement, including the Merger Consideration, and all payments, fees and expenses related to or arising out of the transactions contemplated by this Agreement and (ii) to obtain a new financing commitment letter and a new definitive agreement with respect thereto. Notwithstanding anything in this Agreement to the contrary, each of Parent and Merger Sub expressly acknowledges and agrees that neither the availability nor terms of the Debt Financing or the Rollover Investment or any alternative Debt Financing are conditions to the obligations of Parent and Merger Sub to consummate the Merger.

(d) Prior to Closing, the Company agrees to use its reasonable best efforts to provide (and to cause the Company Subsidiaries and use its reasonable best efforts to cause its and their respective Representatives to use reasonable best efforts to provide) Parent with such cooperation that is reasonably necessary or customary in connection with the Debt Financing (including the financings contemplated by the Debt Commitment Letters and any Sale Leaseback Transaction) as may be reasonably requested by Parent. Such cooperation shall include reasonable best efforts in respect of the following:

(i) participation in, and assistance with, as applicable, the Marketing Efforts related to the Debt Financing;

(ii) delivery to Parent, Merger Sub and their Financing Sources of the Financing Information, the Financing Deliverables, and the Sale-Leaseback Information as promptly as reasonably practicable following Parent’s request;

(iii) assistance to Parent in the negotiation of the Debt Financing Documents and Sale-Leaseback Documents, and (subject to the provisions below) execution and delivery of Sale-Leaseback Documents;

(iv) taking such actions as are reasonably requested by Parent or Merger Sub to facilitate the satisfaction on a timely basis of all conditions precedent to obtaining the Debt Financing that are within the Company’s control;

(v) to cause its independent auditors to cooperate with the Debt Financing, including by using reasonable best efforts to provide the Specified Auditor Assistance;

(vi) providing Parent, Merger Sub and the Financing Sources, or their respective representatives access to any Real Property at agreed upon times and following reasonable advance notice to Company in order to take all actions reasonably necessary or advisable in connection with the receipt of commitments with respect to sale-leaseback transactions and the completion of Sale-Leaseback Documents;

(vii) providing the Required Bank Information (as defined in the Debt Commitment Letter);

(viii) upon reasonable request, to identify any material non-public information contained in the Marketing Material and comply with Regulation FD to the extent applicable to such material non-public information; and

(ix) deliver such due diligence materials as is reasonably available to it and as is reasonably requested by Parent and customarily delivered in connection with the Marketing Materials;

provided that (A) no agreement executed by the Company shall be effective until the Effective Time and none of the Company or any of the Company Subsidiaries shall be required to take any action under any such agreement that is not contingent upon the Closing or that would be effective prior to the Effective Time (provided that the Company will execute customary authorization letters required by the Financing Sources in connection with the Debt Financing) and (B) the foregoing provisions shall not require cooperation to the extent it would (i) interfere unreasonably with the business or operations of the Company or the Company Subsidiaries, (ii) cause any condition to

Closing set forth in Sections 7.01 or 7.03 to not be satisfied or otherwise cause any breach of this Agreement (including any representations or warranties thereunder), (ii) result in the Company or the Company Subsidiaries paying any commitment or other fee prior to the Effective Time, (iii) cause the Company or the Company Subsidiaries to incur liability in connection with the Financing prior to the Effective Time, (iv) cause any director, officer or employee of the Company or the Company Subsidiaries to incur any personal liability (including that none of the boards of directors (or equivalent bodies) of the Company and the Company Subsidiaries shall be required to enter into any resolutions or take similar action approving the Financing until the Closing has occurred), (v) result in the material contravention of, or that could reasonably be expected to result in a material violation or breach of, or a default under, any Laws or under any material Contract to which the Company or any Company Subsidiary is a party in effect on the date hereof, (vi) require the Company to provide access to or disclose information that the Company determines would jeopardize any attorney-client privilege of the Company or any Company Subsidiaries or would otherwise be restricted from disclosure in accordance with the proviso in Section 6.02 or (vii) require the Company to prepare separate financial statements for any Company Subsidiary. The Company hereby consents to the use of all of its and the Company Subsidiaries’ logos in connection with the Debt Financing, in accordance with customary practice and subject to any reasonable restrictions that the Company may impose; provided that the logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company and the Company Subsidiaries or the reputation or the goodwill of the Company and the Company Subsidiaries. All non-public or otherwise confidential information regarding the Company obtained by Parent or Merger Sub or any of their respective Representatives pursuant to this Section 5.06(d) shall be kept confidential in accordance with the Confidentiality Agreement; provided that the Company agrees that Parent and Merger Sub may share non-public or otherwise confidential information with the Financing Sources, and that Parent, Merger Sub and such Financing Sources may share such information with potential Financing Sources in connection with the Marketing Efforts relating to the Debt Financing if the recipients of such information agree to customary confidentiality arrangements, including “click through” confidentiality agreements and confidentially provisions contained in customary bank books and offering memoranda provided that the Company has had an opportunity to review such confidentiality agreements and confidentiality provisions and such agreements or provisions provide confidentiality obligations under Regulation FD. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or any of the Company Subsidiaries in connection with the cooperation contemplated by this Section 5.06(d) and Section 2.02(j). Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company, its Affiliates and its Representatives from and against any and all liabilities, obligations, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with the arrangement of the financings contemplated by the Commitment Letters and any information utilized in connection therewith, and the delivery of the payoff letters pursuant to Section 2.02(j). Notwithstanding anything to the contrary, the condition set forth in Section 7.03(b), as it applies to the Company’s obligations under this Section 5.06(d), shall be deemed satisfied unless there has occurred a knowing and willful material breach of its obligations under this Section 5.06(d).

ARTICLE VI

Additional Agreements

Section 6.01 Preparation of the Proxy Statement; Company Shareholders Meeting.

(a) As reasonably promptly as practicable following the date of this Agreement (and in any event on or before the date that is 15 Business Days after the date hereof), the Company shall prepare and cause to be filed with the SEC a proxy statement to be sent to the Company’s shareholders relating to the Company Shareholders Meeting which shall contain a statement in accordance with the MBCA regarding dissenters’ rights under the MBCA (together with any amendments or supplements thereto, the “Proxy Statement”). Parent shall furnish all information concerning Parent and its Affiliates to the Company, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement, and the Proxy Statement shall include all information reasonably requested by the Company to be included therein. The Company shall reasonably promptly notify Parent upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement and shall provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC, on the other hand. The Company shall use its reasonable best efforts to respond as reasonably promptly as practicable to any comments from the SEC with respect to the Proxy Statement, and Parent will cooperate in connection therewith. Notwithstanding the foregoing, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent an opportunity to review and comment on the Proxy Statement or response (including the proposed final version of the Proxy Statement or response) and (ii) shall consider in good faith all comments reasonably proposed by Parent. The Company shall use its reasonable best efforts to cause all documents that it is responsible for filing with the SEC or other Governmental Entities under this Section 6.01(a) to comply in all material respects with all applicable requirements of Law and the rules and regulations promulgated thereunder.

(b) If prior to the Effective Time any change occurs with respect to information supplied by Parent for inclusion in the Proxy Statement which is required to be described in an amendment of, or a supplement to, the Proxy Statement, Parent shall reasonably promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement, and as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s shareholders. Nothing in this Section 6.01(b) shall limit the obligations of any party under Section 6.01(a).

(c) If prior to the Effective Time any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Company shall reasonably promptly notify Parent of such event, and the Company shall as reasonably promptly as practicable file any necessary amendment or supplement to the Proxy Statement with the SEC and, as required by Law, disseminate the information contained in such amendment or supplement to the Company’s shareholders. Nothing in this Section 6.01(c) shall limit the obligations of any party under Section 6.01(a).

(d) The Company shall, as reasonably promptly as practicable after the SEC clears the Proxy Statement, duly call, give notice of, convene and hold the Company Shareholders Meeting for the purpose of (i) seeking the Company Shareholder Approval; and (ii) in accordance with Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, seeking advisory approval of a proposal to the Company’s shareholders for a non-binding, advisory vote to approve certain compensation that may become payable to the Company’s named executive officers in connection with the completion of the Merger. In connection with the foregoing, the Company shall (i) as reasonably promptly as practicable after the date on which the SEC confirms that it has no further comments on the Proxy Statement cause the Proxy Statement to be mailed to the Company’s shareholders (and in no event more than five Business Days after the date on which the SEC confirms that it has no further comments on the Proxy Statement); and (ii) subject to Section 5.04(d), use its reasonable best efforts to solicit proxies in favor of the adoption of this Agreement and obtain the Company Shareholder Approval. The Company shall, through the Company Board, recommend to its shareholders that they give the Company Shareholder Approval (the “Company Recommendation”) at the Company Shareholders Meeting and shall include such recommendation in the Proxy Statement, in each case, except to the extent that the Company Board shall have made an Adverse Recommendation Change as permitted by Section 5.04(d).

(e) Without limiting the generality of the foregoing, the Company agrees that, unless this Agreement is terminated in accordance with its terms, and, to the extent required under the terms of this Agreement, the Company pays to Parent the Termination Fee in accordance with Section 8.03(a), (i) its obligations to hold the Company Shareholders Meeting pursuant to this Section 6.01 shall not be affected by the making of an Adverse Recommendation Change by the Company Board and (ii) its obligations pursuant to this Section 6.01 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Alternative Proposal. Unless this Agreement is terminated in accordance with its terms and, to the extent required under the terms of this Agreement, the Company pays to Parent the Termination Fee in accordance with Section 8.03(a) or the Expense Reimbursement in accordance with Section 8.03(b), the Company agrees that it shall not submit to the vote of the Company’s shareholders any Alternative Proposal (whether or not a Superior Proposal) prior to the vote of the Company’s shareholders with respect to the Company Shareholder Approval at the Company Shareholders Meeting.

Section 6.02 Access to Information; Confidentiality. Subject to applicable Law, the Company shall, and shall cause each of its Subsidiaries to, afford to Parent and to the Representatives of Parent reasonable access, upon reasonable advance notice, during the period prior to the Effective Time, to all their respective properties, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to Parent (a) to the extent not publicly available, a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws or commission actions and (b) all other information concerning its business, properties and personnel as Parent may reasonably request (in each case, in a manner so as to not interfere in any material respect with the normal business operations of the Company or any Company Subsidiary); provided, however, that the Company shall not be required to permit such access or make such disclosure, to the extent it determines, after consultation with outside counsel, that such disclosure or access would reasonably be likely to (i) violate the terms of any confidentiality agreement or other Contract with a third party (provided that the Company shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure); (ii) result in the loss of any attorney-client privilege (provided that the Company shall use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege); or (iii) violate any Law (provided that the Company shall use its reasonable best efforts to provide such access or make such disclosure in a manner that does not violate Law). Notwithstanding anything contained in this Agreement to the contrary, the Company shall not be required to provide any access or make any disclosure to Parent pursuant to this Section 6.02 to the extent such access or information is reasonably pertinent to a litigation where the Company or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, are adverse parties. All information exchanged pursuant to this Section 6.02 shall be subject to the confidentiality agreement, dated as of January 5, 2015, between LGP and the Company, and the joinder thereto, dated as of March 6, 2015, by and among TPG Global, LLC, LPG and the Company (collectively, the “Confidentiality Agreement”).

Section 6.03 Efforts to Consummate.

(a) Subject to the terms and conditions herein provided, each of Parent and the Company shall use their respective reasonable best efforts to reasonably promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective as reasonably promptly as practicable after the date hereof the transactions contemplated by this Agreement, including (i) preparing as reasonably promptly as practicable all necessary applications, notices, petitions, filings, ruling requests, and other documents and to obtain as reasonably promptly as practicable all Consents necessary or advisable to be obtained from any Governmental Entity in order to consummate the transactions contemplated by this Agreement (collectively, the “Governmental Approvals”) and (ii) as reasonably promptly as practicable taking all steps as may be necessary to obtain all such Governmental Approvals. In furtherance and not in limitation of the foregoing, each party hereto agrees to (A) make an appropriate and complete filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby within 10 Business Days of the date of this Agreement, (B) make all other required filings pursuant to other Regulatory Laws with respect to the transactions contemplated hereby as reasonably promptly as practicable, and (C) not extend any waiting period under the HSR Act or enter into any agreement with the Federal Trade Commission (the “FTC”) or the United States Department of Justice (the “DOJ”) or any other Governmental Entity not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other party hereto (which shall not be unreasonably withheld, conditioned or delayed). Parent and the Company shall supply as reasonably promptly as practicable any additional information or documentation that may be requested pursuant to the

HSR Act or any other Regulatory Law and use its reasonable best efforts to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other Regulatory Law as soon as possible.

(b) Each of Parent and the Company shall, in connection with the actions referenced in Section 6.03(a) to obtain all Governmental Approvals for the transactions contemplated by this Agreement under the HSR Act or any other Regulatory Laws, (i) cooperate in all respects with each other in connection with any communication, filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) keep the other party and/or its counsel informed of any communication received by such party from, or given by such party to, the FTC, the DOJ or any other U.S. or other Governmental Entity and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; (iii) consult with each other in advance of any meeting or conference with the FTC, the DOJ or any other Governmental Entity or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the FTC, the DOJ or such other Governmental Entity or other person, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences; and (iv) permit the other party and/or its counsel to review in advance any submission, filing or communication (and documents submitted therewith) intended to be given by it to the FTC, the DOJ or any other Governmental Entity; provided that materials may be redacted to remove references concerning the valuation of the businesses of the Company and its Subsidiaries. Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material to be provided to the other under this Section 6.03(b) as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel.

(c) In furtherance and not in limitation of the covenants of the parties contained in Sections 6.03(a) and 6.03(b), but subject to Section 5.01 (and in no event limiting the obligations of Parent under this Section 6.03(c)), Parent and the Company shall use reasonable best efforts to take any and all steps not prohibited by Law to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing on or before the End Date, including defending through litigation on the merits any claim asserted in any court with respect to the transactions contemplated by this Agreement by the FTC, the DOJ or any other applicable Governmental Entity or any private party in respect of Regulatory Laws, and (ii) avoid or eliminate each and every impediment under any Regulatory Law so as to enable the Closing to occur as soon as possible (and in any event no later than the End Date), including (A) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such businesses, product lines or assets of Parent, the Company and their respective Subsidiaries or (B) otherwise taking or committing to take actions that after the Closing would limit Parent’s and/or its Subsidiaries’ (including the Company’s and the Company Subsidiaries’) freedom of action with respect to, or its or their ability to operate and/or retain, one or more of the businesses, product lines or assets of Parent, the Company and/or their respective Subsidiaries; provided, however, that any action contemplated by clauses (A) and (B) is conditioned upon the consummation of the transactions contemplated by this Agreement.

(d) The Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of (i) the occurrence, or failure to occur, of any event which occurrence or failure to occur has resulted in or would reasonably be expected to result in the failure to satisfy or be able to satisfy any of the conditions specified in Article VII, and such written notice shall specify the condition which has failed or will fail to be satisfied; (ii) any written notice from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement to the extent such consent is material to the Company and the Company Subsidiaries, taken as a whole; and (iii) any material written notice from any Governmental Entity in connection with the transactions contemplated by this Agreement; provided that the delivery of any notice pursuant to this Section 6.03(d) shall not limit or otherwise affect the remedies available hereunder to Parent or the Company.

(e) Each of the Company and Parent shall use their respective reasonable best efforts to give any notices to third parties other than Governmental Entities, and use reasonable best efforts to obtain any consents from third parties other than Governmental Entities required in connection with the Merger that are (i) necessary to consummate the transactions contemplated hereby, (ii) disclosed or required to be disclosed in the Company Disclosure Letter or the Parent Disclosure Letter, as the case may be, or (iii) required to prevent the occurrence of an event that is reasonably likely to have a Company Material Adverse Effect or a Parent Material Adverse Effect prior to or after the Effective Time, in each case, to the extent requested by the other Party; it being understood that neither the Company nor Parent shall be required to make any payments or concessions in connection with the fulfillment of its obligations under this Section 6.03(e).

(f) Without limiting the generality of Section 6.03(e), the Company shall use reasonable best efforts to obtain, or to cause the applicable Company Subsidiary to obtain, the written consent of Lender (as defined in the CMBS II Loan Agreement) under that certain Loan Agreement, dated as of January 28, 2014, by and between LTF Real Estate CMBS II, LLC and Wells Fargo Bank, National Association (the “CMBS II Loan Agreement”) to a Prohibited Transfer (as defined in the CMBS II Loan Agreement). Solely for the purposes of this Section 6.03(f), the term “reasonable best efforts” with respect to the Company and the Company Subsidiaries shall include (i) requesting such consent from Lender promptly following the execution of this Agreement, (ii) use reasonable best efforts to respond promptly to any inquiries the Company or the applicable Company Subsidiary receives from Lender regarding the CMBS II Loan Agreement, (iii) copying Parent on all correspondence between the Company or the applicable Company Subsidiary and Lender related to the CMBS II Loan Agreement, and (iv) the payment at the Closing, if required, of (x) a transfer fee in the amount of 1% of the outstanding principal balance of the loan under the CMBS II Loan Agreement and (y) all of Lender’s reasonable out-of-pocket expenses incurred in connection with granting such consent. Parent shall use reasonable best efforts to assist the Company or the applicable Company Subsidiary in obtaining such consent.

Section 6.04 Company Equity and Equity-Based Awards.

(a) Company Stock Options. Effective as of the Effective Time, each then outstanding Company Stock Option shall, at the Effective Time, be canceled and the holder thereof shall be entitled to receive an amount in cash payable at the time of cancellation of such Company Stock Option equal to the product of (A) the excess, if any, of (y) the Merger Consideration over (z) the per share exercise price of such Company Stock Option multiplied by (B) the number of shares of Company Common Stock subject to such Company Stock Option (less any required withholding under applicable Tax Law) (collectively, the “Option Payments”). As soon as practicable following the Closing (but no later than 10 days following the Closing), the Surviving Company shall make the Option Payments, if any, due to each holder of a Company Stock Option by a special payroll payment through the payroll system of the Surviving Company (or an Affiliate thereof). From and after the Effective Time, each Company Option shall no longer be exercisable by the former holder thereof, and shall only entitle such holder to the Option Payment, if any. Prior to the Closing Date, the Company shall timely take all necessary or appropriate actions to cause the Company Stock Options to be canceled at the Closing in exchange for the Option Payments (including, to the extent applicable, the distribution of Buy Out Notices (as such term is defined in the applicable Company Stock Plan) in accordance with the terms of the applicable Company Stock Plan).

(b) Other Company Stock Awards. Effective as of the Effective Time, each then outstanding Company Restricted Share shall become fully vested so as to no longer be subject to any forfeiture or vesting requirements and, for the avoidance of doubt, shall be considered an outstanding share of Company Common Stock for purposes of this Agreement and the holder thereof shall be entitled to receive the Merger Consideration with respect thereto, less any required withholding under applicable Tax Law.

(c) Employee Stock Purchase Plan. During the term of this Agreement, the Company shall cause no further offering periods to commence under the ESPP from and after the date of this Agreement and shall take all commercially reasonable actions, including adopting any necessary or applicable amendment or resolution, to prohibit participants in the ESPP from increasing their payroll deductions from those in effect on the date of this Agreement. The Company will terminate the ESPP effective as of the Effective Time; provided that if the Effective Time has not occurred by the end of the Current Offering Period, then the Company will suspend the ESPP until the Effective Time. If the Effective Time occurs on or before the end of the Current Offering Period, reasonably promptly following the Effective Time, the Company shall pay each participant in the Current Offering Period an amount (not less than zero) in cash equal to (i) the Merger Consideration multiplied by (ii) the result obtained by dividing (A) the amount of the payroll deductions credited to such participant’s account pursuant to the ESPP as of the last day of the Current Offering Period by, (B) the purchase price (as defined in the ESPP). If the Effective Time occurs after the last day of the Current Offering Period, the Company will issue shares of Company Common Stock to participants in the ESPP pursuant to the terms of the ESPP for the Current Offering Period and such shares of Company Common Stock shall be subject to the provisions of Section 2.01(c).

(d) Company Actions. At the Effective Time, all Company Stock Plans will be terminated in accordance with their respective terms and no further equity awards or other rights with respect to shares of Company Common Stock will be granted thereunder. Prior to the Effective Time, the Company will adopt such resolutions as may reasonably be required in its discretion to effectuate the actions contemplated by this Section 6.04.

Section 6.05 Indemnification, Exculpation and Insurance.

(a) Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers or employees of the Company and the Company Subsidiaries as provided in their respective articles of incorporation or by-laws (or comparable organizational documents) and any indemnification or other similar agreements of the Company or any of the Company Subsidiaries, in each case as in effect on the date of this Agreement, shall continue in full force and effect in accordance with their terms (it being agreed that after the Closing such rights shall be mandatory rather than permissive, if applicable), and Parent shall cause the Company and the Company Subsidiaries to perform its obligations thereunder. Without limiting the foregoing, from and after the Effective Time, the Surviving Company agrees that it will indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director, officer or employee of the Company or any of the Company Subsidiaries or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of the Company or any of the Company Subsidiaries as a director, officer or employee of another Person (the “Company Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of or pertaining to the fact that the Company Indemnified Party is or was a director, officer or employee of the Company or any Company Subsidiary or is or was serving at the request of the Company or any Company Subsidiary as a director, officer or employee of another Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law. In the event of any such claim, action, suit or proceeding, (x) each Company Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Company within 10 Business Days of receipt by the Surviving Company from the Company Indemnified Party of a request therefor; provided that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by the MBCA or the Surviving Company’s articles of incorporation or by-laws (or comparable organizational documents), to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification and (y) the Surviving Company shall cooperate in the defense of any such matter.

(b) In the event that the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Surviving Company shall cause proper provision to be made so that the successors and assigns of the Surviving Company assume the obligations set forth in this Section 6.05.

(c) For a period of six years from and after the Effective Time, the Surviving Company shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company or its Subsidiaries or provide substitute policies for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company, in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance and fiduciary liability insurance), except that in no event shall the Surviving Company be required to pay with respect to such insurance policies in respect of any one policy year more than 300% of the aggregate annual premium most recently paid by the Company prior to the date of this Agreement (the “Maximum Amount”), and if the Surviving Company is unable to obtain the insurance required by this Section 6.05(c) it shall obtain as much comparable insurance as possible for the years within such six-year period for an annual premium equal to the Maximum Amount, in respect of each policy year within such period. In lieu of such insurance, prior to the Closing Date the Company may, at its option (following reasonable consultation with Parent), purchase a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy for the Company and its current and former directors, officers and employees who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time; provided that in no event shall the cost of any such tail policy in respect of any one policy year exceed the Maximum Amount. The Surviving Company shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d) The provisions of this Section 6.05 (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Company Indemnified Parties), his or her heirs and his or her representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

(e) From and after the Effective Time, Parent shall guarantee the prompt payment of the obligations of the Surviving Company and the Company Subsidiaries under this Section 6.05.

Section 6.06 Transaction Litigation. The Company shall give Parent the opportunity to reasonably participate in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the Merger and the other transactions contemplated by this Agreement. Neither the Company nor any Representative of the Company shall compromise, settle or come to an arrangement regarding any such shareholder litigation, in each case unless Parent shall have consented in writing (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.07 Section 16 Matters. Prior to the Effective Time, the Company and Merger Sub each shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the Merger and the other transactions contemplated by this Agreement by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.08 Public Announcements. Except with respect to any Adverse Recommendation Change or announcement made with respect to any Alternative Proposal, Superior Proposal or related matters in accordance with the terms of this Agreement, or any dispute between the parties regarding this Agreement or the transactions contemplated hereby, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The Company and Parent agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties. Nothing in this Section 6.08 shall limit the ability of any party hereto to make internal announcements to their respective employees that are consistent in all material respects with the prior public disclosures regarding the transactions contemplated by this Agreement.

Section 6.09 Employment and Company Benefits.

(a) During the one-year period following the Closing Date, Parent shall, or shall cause the Surviving Company to, provide to each Company Employee, for so long as the Company Employee remains so employed by the Surviving Company or any other Affiliate of Parent, (i) at least the same base salary and the same annual bonus opportunity provided to such Company Employee immediately prior to the Closing Date and (ii) other employee benefits that are substantially comparable in the aggregate to such employee benefits provided to such employee under the Company Benefit Plans immediately prior to the Closing Date; provided that nothing herein shall require Parent to provide such benefits in the form of equity or equity based compensation. “Company Employee” means any employee of the Company or the Company Subsidiaries who is employed at the Closing Date and who remains employed with the Surviving Company or any other Affiliate of Parent.

(b) Parent shall provide each Company Employee who incurs a termination of employment during the one-year period following the Closing Date with severance benefits that are no less favorable than the severance benefits to which such employee would have been entitled with respect to such termination under the severance policies and practices of the Company as in effect immediately prior to the Closing Date.

(c) Parent shall, or shall cause the Surviving Company to, give Company Employees full credit for such Company Employees’ service with the Company for purposes of eligibility, vesting, and determination of the level of benefits (including, for purposes of vacation and severance, but not for purposes of benefit accruals under defined benefit pension plans) under any benefit plans maintained by Parent or the Surviving Company in which a Company Employee participates to the same extent recognized by the Company immediately prior to the Closing Date; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits with respect to the same period of service.

(d) Parent shall, or shall cause the Surviving Company to, (i) waive any preexisting condition limitations otherwise applicable to Company Employees and their eligible dependents under any plan of Parent that provides health benefits in which Company Employees may be eligible to participate following the Closing, other than any limitations that were in effect with respect to such employees as of the Closing Date under the analogous Company Benefit Plan; (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by the Company Employees and their eligible dependents under the health plans in which they participated immediately prior to the Closing Date during the portion of the calendar year prior to the Closing Date in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of Parent or the Surviving Company in which they are eligible to participate after the Closing Date in the same plan year in which such deductibles, co-payments or out-of-pocket maximums were incurred; and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Company Employee and his or her eligible dependents on or after the Closing Date, in each case to the extent such Company Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Company Benefit Plan prior to the Closing Date.

(e) No provision of this Agreement shall (i) create any right in any employee of the Company to continued employment by Parent or the Company, or preclude the ability of Parent or the Company to terminate the employment of any employee for any reason; (ii) require Parent or the Company to continue any Company Benefit Plans or prevent the amendment, modification or termination thereof after the Closing Date; (iii) confer upon any Company Employee any third-party beneficiary or other rights or remedies under or by reason of this Agreement; or (iv) be treated as an amendment to any particular employee benefit plan of Parent or the Company.

Section 6.10 Merger Sub; Parent Subsidiaries. Parent shall cause each of Merger Sub and any other applicable Subsidiary of Parent to comply with and perform all of its obligations under or relating to this Agreement, including, in the case of Parent, causing Intermediate Co to transfer funds it receives from Parent to Merger Sub as may be necessary for Merger Sub to comply with its obligations under this Agreement and, in the case of Merger Sub, to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 6.11 Estoppel Certificates.

(a) The Company shall use reasonable best efforts to obtain, or shall cause the applicable Company Subsidiary to use reasonable best efforts to obtain, an original estoppel certificate with respect to each Leased Real Property leased pursuant to a ground lease under which the landlord’s consent is required for tenant to sell, assign, transfer or encumber its interests, in substantially the same form as that attached hereto as Exhibit D, executed by the landlord under such ground lease and naming Parent and any Financing Source designated by Parent as addressee and (i) verifying the basic facts of such ground lease (including term, rental, expiration date and options, if any) and (ii) confirming that there are no defaults by the tenant under such ground lease, it being agreed that the Company shall not be required to pay any consideration, expenses or fees, otherwise expend any monies, or grant any concessions in connection with such estoppels.

(b) Upon Parent’s request, the Company shall use reasonable best efforts to obtain, or shall cause the applicable Company Subsidiary to use reasonable best efforts to obtain, estoppel certificates in substantially the same form as that attached hereto as Exhibit E, executed by all other parties to any applicable reciprocal easement agreement or declaration of covenants, conditions and/or restrictions affecting any Real Property, if any, it being agreed that the Company shall not be required to pay any consideration, expenses or fees, otherwise expend any monies, or grant any concessions in connection therewith.

Section 6.12 Title Insurance. The Company shall reasonably assist Parent, at Parent’s sole cost and expense, in obtaining Title Policies, including, without limitation, using reasonable best efforts to remove from title any Liens which are not Permitted Liens. The Company shall use reasonable best efforts to provide the applicable title insurance company designated by Parent with a customary owner’s affidavit, non-imputation certification or other customary requested title indemnities, as requested by such title insurance company to issue the Title Policies.

Section 6.13 VRDN I Notes. At Parent’s request, the Company shall use reasonable best efforts to obtain, or to cause the applicable Company Subsidiary to use reasonable best efforts to obtain, the written consent of General Electric Capital Corporation and GE Governmental Finance, Inc. to the Merger in accordance with that certain Reimbursement Agreement, dated as of June 1, 2008, by and among General Electric Capital Corporation, GE Governmental Finance, Inc. and LTF Real Estate VRDN I, LLC and the other documents related thereto. Upon Parent’s request (so long as such request is made at least fifteen Business Days prior to the Closing Date), then the Company or the applicable Company Subsidiary shall, in accordance with that Certain Indenture of Trust, dated as of June 1, 2008, by and between LTF Real Estate VRDN I, LLC and Manufacturers and Traders Trust Company, as trustee, send a notice of redemption to the trustee (conditioned upon the consummation of the Closing).

Section 6.14 SEC Documents. After the date of this Agreement and through the Closing, the Company will promptly notify Parent of, and promptly provide to Parent, any comment letters it receives from the SEC or its staff in respect of any reports, schedules, forms statements and other documents furnished or filed with the SEC.

ARTICLE VII

Conditions Precedent

Section 7.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b) Regulatory Approvals. Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

(c) No Legal Restraints. No applicable Law and no Judgment, preliminary, temporary or permanent, or other legal restraint or prohibition and no binding order or determination by any Governmental Entity (collectively, the “Legal Restraints”) shall be in effect that prevents, makes illegal or prohibits the consummation of the Merger and the other transactions contemplated hereby.

Section 7.02 Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger are further subject to the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained in this Agreement (except for the representations and warranties contained in Sections 3.01, Section 3.02 and 3.06) shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or similar materiality qualifiers set forth therein) at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality”, “Parent Material Adverse Effect” or similar materiality qualifiers set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect and (ii) the representations and warranties of Parent and Merger Sub contained in Sections 3.01, Section 3.02 and 3.06 shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.

(c) Parent Certificate. Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Sections 7.02(a) and
7.02(b) have been satisfied.

Section 7.03 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are further subject to the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in this Agreement (except for the representations and warranties contained in the first, second and last sentences of Section 4.03(a), Section 4.04, the first sentence of Section 4.08, Section 4.18 and the first sentence of Section 4.19) shall be true and correct (without giving effect to any limitation as to “materiality”, “Company Material Adverse Effect” or similar materiality qualifiers set forth therein) at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality”, “Company Material Adverse Effect” or similar materiality qualifiers set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (ii) the representations and warranties of the Company contained in the first, second and last sentences of Section 4.03(a), Section 4.04, Section 4.18 and the first sentence of Section 4.19 shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (iii) the representations and warranties of the Company contained in the first sentence of Section 4.08 shall be true and correct in all respects at and as of the Closing Date as if made at and as of such time.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) No Company Material Adverse Effect. During the period from the date of this Agreement to the Closing Date, there shall not have occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(d) Company Certificate. The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Sections 7.03(a) and 7.03(b) have been satisfied.

ARTICLE VIII

Termination, Amendment and Waiver

Section 8.01 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if the Merger is not consummated on or before the End Date. The “End Date” shall mean October 6, 2015; provided, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement directly or indirectly causes the failure of the Closing to be consummated by the End Date; provided, further, that if the Marketing Period has not expired by the End Date, then Parent may elect, in its sole discretion, to extend the End Date to the last day of the

Marketing Period (but in no event shall such extension be greater than five Business Days);

(ii) if the condition set forth in Section 7.01(c) is not satisfied and the Legal Restraint giving rise to such non-satisfaction shall have become final and non-appealable; provided that the terminating party shall have complied with its obligations pursuant to Section 6.03; or

(iii) if the Company Shareholder Approval shall not have been obtained at a duly convened Company Shareholders Meeting or any adjournment or postponement thereof at which the vote was taken.

(c) by the Company, if Parent or Merger Sub has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of Parent or Merger Sub has become untrue, in each case, such that the conditions set forth in Section 7.02(a) or Section 7.02(b), as the case may be, could not be satisfied as of the Closing Date; provided, however, that the Company may not terminate this Agreement pursuant to this Section 8.01(c) unless any such breach or failure to be true has not been cured within 30 days after written notice by the Company to Parent informing Parent of such breach or failure to be true, except that no cure period shall be required for a breach which by its nature cannot be cured prior to the End Date; and provided, further, that the Company may not terminate this Agreement pursuant to this Section 8.01(c) if the Company is then in breach of this Agreement in any material respect;

(d) by the Company prior to receipt of the Company Shareholder Approval, in order to enter into a definitive written agreement with respect to a Superior Proposal that was a Superior Proposal following the Company’s compliance with the provisions set forth in Section 5.04(d); provided that the Company pays the Termination Fee prior to or simultaneously with such termination (it being understood that the Company may enter into such definitive written agreement simultaneously with such termination of this Agreement);

(e) by the Company, if (i) the Marketing Period has ended and all of the conditions set forth in Section 7.01 and Section 7.03 have been and remain satisfied or waived (other than delivery of items to be delivered at the Closing and other than satisfaction of those conditions that by their nature are to be satisfied by actions taken at the Closing), (ii) the Company has notified Parent in writing that the Company is ready and willing to consummate the transactions contemplated by this Agreement (subject to the satisfaction of all of the conditions set forth in Section 7.01 and Section 7.03), and (iii) Parent and Merger Sub fail to consummate the transactions contemplated by this Agreement within three Business Days following the Company’s delivery of such notice (for the avoidance of doubt, it being understood that in accordance with the proviso to Section 8.01(b)(i), during such period of three Business Days following delivery of such notice, Parent shall not be entitled to terminate this Agreement pursuant to Section 8.01(b)(i);

(f) by Parent, if the Company has breached any representation, warranty, covenant or agreement contained in this Agreement, or if any representation or warranty of the Company has become untrue, in each case, such that the conditions set forth in Section 7.03(a) or

Section 7.03(b), as the case may be, could not be satisfied as of the Closing Date; provided, however, that Parent may not terminate this Agreement pursuant to this Section 8.01(f) unless any such breach or failure to be true has not been cured within 30 days after written notice by Parent to the Company informing the Company of such breach or failure to be true, except that no cure period shall be required for a breach which by its nature cannot be cured prior to the End Date; and provided, further, that Parent may not terminate this Agreement pursuant to this Section 8.01(f) if Parent is then in breach of this Agreement in any material respect; or

(g) by Parent prior to the Company Shareholders Meeting, in the event that an Adverse Recommendation Change shall have occurred.

Section 8.02 Effect of Termination. In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company, Parent or Merger Sub, other than the final sentence of Section 6.02, the indemnification and reimbursement obligations under Section 5.06(d), this Section 8.02, Section 8.03 and Article IX, which provisions shall survive such termination; provided, however, that, except as provided in Section 8.03(d), no such termination shall relieve any party from any liability or damages for intentional fraud or any willful breach of this Agreement. For purposes of this Agreement, “willful breach” means a breach that is a consequence of an act or omission undertaken by the breaching party with the knowledge that the taking of, or failure to take, such act would, or would reasonably be expected to, cause or constitute a material breach of this Agreement; it being acknowledged and agreed, without limitation, that any failure by any party to consummate the Merger and the other transactions contemplated hereby after the applicable conditions thereto have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, which conditions would be capable of being satisfied at such time) shall constitute a willful breach of this Agreement.

Section 8.03 Fees and Expenses. Except as specifically provided for herein, all fees and expenses incurred in connection with the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.

(a) The Company shall pay to Parent a fee of $97,000,000.00 (the “Termination Fee”) if:

(i) the Company terminates this Agreement pursuant to Section 8.01(d) or Parent terminates this Agreement pursuant to Section 8.01(g); or

(ii)(A) after the date hereof an Alternative Proposal shall have been made by a third party to the Company and not publicly withdrawn at least five Business Days prior to the Company Shareholders Meeting or shall have been made directly to the Company’s shareholders by a third party generally and not publicly withdrawn at least five Business Days prior to the Company Shareholders Meeting; (B) thereafter this Agreement is terminated pursuant to Section 8.01(b)(i), 8.01(b)(iii) or Section 8.01(f); and (C) within 12 months of such termination, the Company enters into a definitive Contract to consummate such Alternative Proposal and such Alternative Proposal is consummated; provided, however, that for purposes of this Section 8.03(a)(ii), the references to 20% in the definition of “Alternative Proposal” shall be deemed to be references to 50.1%.

Any Termination Fee due under this Section 8.03(a) shall be paid by wire transfer of same-day funds (x) in the case of clause (i) above, on the Business Day immediately following the date of termination of this Agreement (or simultaneously with such termination, in the case of termination pursuant to Section 8.01(d)) and (y) in the case of clause (ii) above, on the date of consummation as referred to in clause (ii)(C) above.

(b) In the event this Agreement shall be terminated by Parent or the Company pursuant to Section 8.01(b)(iii), the Company shall pay to Parent all costs and expenses reasonably incurred by Parent or Merger Sub in connection with this Agreement and the transactions contemplated hereby, excluding any discretionary fees paid to financial advisors, not to exceed $7,000,000 in the aggregate (the “Expense Reimbursement”). The payment of the Expense Reimbursement shall not relieve the Company of any subsequent obligation to pay the Termination Fee pursuant to Section 8.03(a); provided that the Company shall be entitled to a credit against payment of the Termination Fee in respect of any Expense Reimbursement previously paid. Any Expense Reimbursement shall be paid to Parent by wire transfer of same-day funds within two Business Days following delivery to the Company of an invoice therefor if this Agreement is terminated pursuant to Section 8.01(b)(iii).

(c) In the event this Agreement is terminated by the Company pursuant to Section 8.01(c) or Section 8.01(e) Parent shall pay the Company a termination fee of $167,000,000.00 (the “Parent Termination Fee”). Any Parent Termination Fee due shall be paid to the Company by wire transfer of same-day funds promptly (and in any event within two (2) Business Days) after the date of termination of this Agreement. In no event shall Parent be obligated to pay the Parent Termination Fee on more than one occasion.

(d) The Parties acknowledge and agree that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if the Company or Parent, as the case may be, fails to timely pay the amount due pursuant to this Section 8.03, and, in order to obtain such payment, the Company or Parent, as the case may be, commences a suit, action or other proceeding that results in a Judgment in its favor, such paying Party shall pay to the other Party or Parties, as applicable, its reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees and expenses) in connection with such suit, action or other proceeding, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at a rate per annum equal to the prime interest rate published in The Wall Street Journal on the date such interest begins accruing. Notwithstanding any other provision of this Agreement, the parties agree that:

(i) In the event that the Parent Termination Fee is payable and paid to the Company in accordance with this Section 8.03, (A) the receipt of the Parent Termination Fee, together with any indemnification or reimbursement owed pursuant to Section 5.06(d) or Section 8.03(d) (“Recoverable Amounts”), shall be deemed to be liquidated damages and the sole and exclusive remedy of the Company and its Subsidiaries and shareholders with respect to this Agreement and the transactions contemplated hereby or any matter forming the basis for such termination against Parent and Merger Sub and, subject to the limitations of liability provided in the Guarantee, each of their respective former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees and any and all former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees of any of the foregoing, and any and all former, current or future heirs, executors, administrators, trustees, successors or assigns of any of the foregoing, any Financing Source and each Affiliate, officer, director, employee, controlling person, advisor, agent, attorney or representatives of any Financing Source (each, a “Parent Related Party”), (B) no Parent Related Party shall have any other liability or obligation for any or all losses or damages suffered or incurred by the Company or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and (C) neither the Company nor any other Person shall be entitled to bring or maintain any other claim, action or proceeding against Parent, Merger Sub or any other Parent Related Party arising out of this Agreement, any Commitment Letter or the Guarantee, any of the transactions contemplated hereby or any matters forming the basis for such termination, except in the cases of clauses (A), (B) and (C) for (X) the obligations of LGP and TPG Global, LLC under the Confidentiality Agreement and (Y) the Recoverable Amounts, which, in the case of each Parent Related Party, shall be subject to the limitations of liability provided in the Guarantee. For the avoidance of doubt, while the Company may pursue both a grant of specific performance in accordance with Section 9.10 and the payment of the Parent Termination Fee under this Section 8.03, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance that results in a Closing and the Parent Termination Fee.

(ii) In the event that the Termination Fee is payable and paid to Parent in accordance with this Section 8.03, the receipt of the Termination Fee (together with any reimbursement owed pursuant to Section 8.03(d)), as applicable, shall be deemed to be the sole and exclusive remedy available to Parent and Merger Sub with respect to this Agreement and the transactions contemplated hereby, and, upon payment of the Termination Fee (together with any reimbursement owed pursuant to Section 8.03(d)), as applicable, the Company (and the Company’s Affiliates and its and their respective directors, officers, employees, shareholders and Representatives) shall have no further liability to Parent and Merger Sub under this Agreement. In no event shall the Company be obligated to pay the Termination Fee on more than one occasion.

Section 8.04 Amendment. This Agreement may be amended by the parties at any time before or after receipt of the Company Shareholder Approval; provided, however, that (i) after receipt of the Company Shareholder Approval, there shall be made no amendment that by Law requires further approval by the Company’s shareholders without the further approval of such shareholders, and (ii) except as provided above, no amendment of this Agreement shall be submitted to be approved by the Company’s shareholders unless required by Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties; provided that, notwithstanding anything to the contrary in this Section 8.04 or in Section 8.06, any amendment to Section 8.03(d)(i), this Section 8.04, Section 9.10(d), Section 9.11 or Section 9.12 shall require prior written consent of the Financing Sources.

Section 8.05 Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties; (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement; (c) waive compliance with any covenants and agreements contained in this Agreement; or (d) waive the satisfaction of any of the conditions contained in this Agreement. No extension or waiver by the Company shall require the approval of the Company’s shareholders unless such approval is required by Law. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 8.06 Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.04 or an extension or waiver pursuant to Section 8.05 shall, in order to be effective, require, in the case of the Company, Parent or Merger Sub, action by its Board of Directors or the duly authorized designee thereof. Termination of this Agreement prior to the Effective Time shall not require the approval of the shareholders of either Parent or the Company.

ARTICLE IX

General Provisions

Section 9.01 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit Section 8.02 or any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.02 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally; (b) on the date sent if sent by facsimile or electronic mail; (c) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier; or (d) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)	if to the Company, to:

Life Time Fitness, Inc.

2092 Corporate Place

Chanhassen, MN 55317

Facsimile:	(952) 947-0099
(866) 499-1651
Email:	BahramA@lifetimefitness.com
Elindseth@lifetimefitness.com
Ebuss@lifetimefitness.com
Attention:	Bahram Akradi
Eric Buss
Erik Lindseth
Joseph S. Vassalluzzo

with a copy (which shall not constitute notice) to:

Faegre Baker Daniels LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402-3901

Facsimile:	(612) 766-1600
Email:	Mike.Stanchfield@FaegreBD.com
Jon.Nygren@FaegreBD.com
Attention:	Michael A. Stanchfield
Jonathan L.H. Nygren

and

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Facsimile:	(212) 735-2000
Email:	joseph.coco@skadden.com
peter.serating@skadden.com
Attention:	Joseph A. Coco
Peter D. Serating

(b)	if to Parent or Merger Sub, to:

c/o Leonard Green & Partners, L.P.

11111 Santa Monica Blvd., #2000

Los Angeles, CA 90025

Facsimile: (310) 954-0404

Email:	danhakl@leonardgreen.com
galashan@leonardgreen.com
Attention:	John G. Danhakl
J. Kristofer Galashan

and

c/o TPG Capital, L.P.

345 California Street, Suite 3300

San Francisco, CA 94104

Facsimile: (415) 743-1501

Email:	rcami@tpg.com
Attention:	Ronald Cami

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

885 Third Avenue

New York, NY 1022

Facsimile: (212) 751-4864

Email:	Howard.Sobel@lw.com
John.Giouroukakis@lw.com
Attention:	Howard Sobel
John Giouroukakis

and

Ropes & Gray LLP

800 Boylston Street

Boston, MA 02199

Facsimile: (617) 951-7050

Email:	william.shields@ropesgray.com
alison.bomberg@ropesgray.com
Attention:	William M. Shields
Alison T. Bomberg

Section 9.03 Definitions. For purposes of this Agreement:

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Material Adverse Effect” means any fact, circumstance, occurrence, effect, change, event or development that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to the business, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that any fact, circumstance, occurrence, effect, change, event or development arising from or related to (except, in the case of clauses (a), (b), (c), (d), (e), (f) or (k) below, to the extent materially disproportionately affecting the Company and its Subsidiaries relative to other companies of a similar size in the industries in which the Company and its Subsidiaries operate, in which case only the incremental disproportionate effect shall be taken into account): (a) conditions affecting the United States economy, or any other national or regional economy or the global economy generally; (b) political conditions (or changes in such conditions) in the United States or any other country or region in the world, acts of war, sabotage or terrorism or epidemics or pandemics (including any escalation or general worsening of any of the foregoing) in the United States or any other country or region of the world occurring after the date hereof; (c) changes in the financial, credit, banking or securities markets in the United States or any other country or region in the world (including any disruption thereof and any decline in the price of any security or any market index); (d) changes required by GAAP or other accounting standards (or interpretations thereof); (e) changes in any Laws or other binding directives issued by any Governmental Entity (or interpretations thereof); (f) changes that are generally applicable to the industries in which the Company and its Subsidiaries operate; (g) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement or any decline in the market price or trading volume of the Company Common Stock (provided that the underlying causes of any such failure or decline may be considered in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein); (h) the negotiation, execution or delivery of this Agreement, the performance by any party hereto of its obligations hereunder (other than its obligations set forth in the first sentence of Section 5.01) or the public announcement (including as to the identity of the parties hereto) or pendency of the Merger or any of the other transactions contemplated hereby; (i) the termination of employment of or by any of the Company’s executive officers or other employees after the public announcement of this Agreement; (j) changes in the Company’s credit rating (provided that the underlying causes of such decline may be considered in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein); (k) the occurrence of natural disasters; (l) shareholder litigation arising from or relating to this Agreement, the Merger or any strategic alternatives considered by the Company; or (m) any action taken with the prior written consent or at the written direction of Parent shall not be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur.

“Company Related Party” means the Company and its Subsidiaries or any of their respective former, current or future equity holders, controlling persons, directors, officers,

employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees and any and all former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees of any of the foregoing, and any and all former, current or future heirs, executors, administrators, trustees, successors or assigns of any of the foregoing.

“Company Restricted Shares” means any share of restricted Common Stock issued under any of the Company Stock Plans.

“Company Stock Award” means each Company Stock Option and Company Restricted Share issued under the Company Stock Plans.

“Company Stock Option” means any option to purchase Company Common Stock granted under any Company Stock Plan.

“Company Stock Plans” means the Company’s equity-based compensation plans, including the Life Time Fitness, Inc. 1998 Stock Option Plan, as amended and restated; the Amended and Restated Life Time Fitness, Inc. 2004 Long-Term Incentive Plan; and the Life Time Fitness, Inc. 2011 Long-Term Incentive Plan.

“Company Subsidiary” means any Subsidiary of the Company.

“Compliant” means, with respect to Financing Information, that:

(a) the Financing Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Financing Information not misleading in light of the circumstances in which they were made, and the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the Financing Information;

(b) the financial statements included in the Financing Information are, and remain throughout the Marketing Period, sufficiently current to permit a registration statement on Form S-1 to be declared effective on any date falling within the Marketing Period; and

(c) (i) the financial statements and other financial information in such Financing Information, is sufficient for the Company’s auditors to deliver customary comfort letters, including customary negative assurance comfort, with respect to any such financial statements and other financial information in the Financing Information, including customary negative assurances with respect to the period following the end of the latest fiscal year or fiscal quarter for which historical financial statements are included in the Financing Information and (ii) the Company’s auditors have delivered drafts of such customary comfort letters prior to the first day of any Marketing Period and have confirmed they are prepared to issue such comfort letters upon any pricing date occurring during the Marketing Period and customary bring-down letter, upon any subsequent closing date.

“Customary KYC Material” means all documentation and other information about the Company and the Company Subsidiaries required under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act, that in each case has been requested in writing by Parent at least five Business Days prior to the Closing Date.

“Debt Financing Documents” means the agreements, documents and certificates contemplated by the Debt Financing, including the credit agreements, high yield purchase agreements, indentures and security documents pursuant to which the Debt Financing will be governed or contemplated by the Debt Commitment Letters.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is or at any time was a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Company Debt” (i) the Third Amended and Restated Credit Agreement, dated as of June 30, 2011, by and among the Company, certain designated subsidiaries of the Company specified therein, various financial institutions specified therein, U.S. Bank National Association, J.P. Morgan Securities Inc., RBC Capital Markets, JP Morgan Chase Bank and Bank of America, N.A., (ii) the Loan Agreement dated as of January 24, 2007 between LTF CMBS I, LLC and Goldman Sachs Commercial Mortgage Capital, L.P., (iii) the Promissory Note dated as of November 17, 2006, between US Bank, National Association, as successor-in-interest to Wells Fargo Bank, National Association and LTF Real Estate MN-FL, LLC, as successor-in-interest to LT Landlord (MN-FL) LLC, and (iv) the Loan Agreement and the Term Promissory Note, each dated as of May 12, 2009, between LTF Real Estate Voyager III (Bloomington), LLC and Voyager Bank, in each case as amended and supplemented.

“Financing Deliverables” means each of the following documents required to be delivered in connection with the Debt Financing: (a) (i) perfection certificate and (ii) corporate organizational documents contemplated by the Debt Commitment Letters or reasonably requested by Merger Sub; (b) such customary information and documents as may be reasonably requested by Merger Sub in connection with the issuance by counsel to Merger Sub or Parent of legal opinions required to be delivered pursuant to the Debt Financing; (e) customary authorization letters in connection with the Marketing Material; and (d) to the extent required at the Closing, customary agreements, documents or certificates that facilitate the creation, perfection or enforcement of Liens securing the Debt Financing as are reasonably requested by the Merger Sub (including delivery to Merger Sub of original copies of all certificated securities (with transfer powers executed in blank) evidencing equity of the Company’s Subsidiaries); provided that any such agreements are effective upon and subject to the occurrence of the Closing.

“Financing Information” means (a) information with respect to the Company required for preparation of a Notes Offering Document (as defined in the Debt Commitment Letter), excluding, in each case, (A) pro forma financial statements and projections, (B) information required by Rule 3-09, Rule 3-10 and Rule 3-16 and Article 11 of Regulation S-X or information regarding executive compensation (including under Rule 402(b) of Regulation S-K) or other information customarily excluded from a Rule 144A offering memorandum, and (b) the financial statements of the Company described paragraph 4 of Exhibit D of the Debt Commitment Letter.

“Financing Sources” means the entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing or other financings (including sale-leaseback financing, but other than the Equity Financing) in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates, and their, and their respective Affiliates’, officers, directors, employees, agents and representatives and their respective successors and assigns.

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person, for borrowed money, or with respect to deposits or advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) capitalized lease obligations, (iv) the deferred purchase price of assets, services or securities (including earn outs and, in each case, other than ordinary trade accounts payable and accrued expenses), (v) all obligations, under acceptance, letter of credit, surety bonds, reimbursement obligations owed to sureties or bonding companies or similar facilities, in each case, to the extent drawn down or funded, (vi) all payment obligations under any interest swap agreement or arrangement entered into for the purpose of limiting or managing interest rate risk, or currency, commodity, swap, collar, rate cap, call option or other derivatives, (vii) all guarantees and arrangements having the economic effect of a guarantee of such Person of any other Indebtedness of any other Person or (viii) reimbursement obligations under letters of credit, bank guarantees, and other similar contractual obligations entered into by or on behalf of such Person.

“Intellectual Property Rights” means all intellectual property rights of every kind and description throughout the world, including (i) patents, patent applications, invention disclosures and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof (“Patents”); (ii) trademarks, service marks, trade names, business and corporate names, domain names, logos, slogans, trade dress, design rights and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (“Trademarks”); (iii) copyrights and copyrightable subject matter (“Copyrights”); (iv) rights in computer programs and software (whether in source code, object code or other form), algorithms, databases, compilations and data; (v) trade secrets and all other confidential and proprietary information, ideas, know-how, inventions, processes, formulae, models and methodologies; (vi) all rights in the foregoing and in other similar intangible assets; (vii) all applications and registrations for the foregoing; and (viii) all rights and remedies against past, present and future infringement, misappropriation or other violation thereof.

The “Knowledge” of any Person that is not an individual means, with respect to any matter in question, in the case of the Knowledge of the Company, the actual knowledge of the executive officers of the Company set forth in Section 9.03 of the Company Disclosure Letter, and, in the case of Parent and Merger Sub, the actual knowledge of the executive officers of Parent set forth in Section 9.03 of the Parent Disclosure Letter.

“Liens” means all pledges, liens, title defects, easements, rights-of-way, encroachments, restrictions, charges, mortgages, deeds of trust, options, conditional sale agreements, rights of first offer or refusal, use restrictions, levies encumbrances and security interests.

“Marketing Efforts” means (a) assistance in the preparation of the Marketing Material and rating agency presentations, and (b) the participation by appropriate members of the Company’s senior management, as appropriate, in a reasonable number of due diligence sessions, road shows and meetings with prospective lenders and debt investors and rating agencies, upon reasonable advance notice and at times and locations to be mutually agreed.

“Marketing Material” means (a) “public side” and “private side” bank books, information memoranda and other information packages and presentations regarding the Company, in each case, to the extent customarily provided by a borrower in a secured bank loan financing, and (b) a preliminary and final offering memoranda customary for the sale of senior unsecured debt securities of the Company issued in a customary “Rule 144A” private placement.

“Marketing Period” means the first period of 15 (fifteen) consecutive Business Days after the date on which the Company shall have delivered to Parent the Financing Information and throughout and at the end of which:

(a) the Financing Information delivered to Parent prior to the beginning of such period remains Compliant; and

(b) the conditions set forth in Section 7.01 and Section 7.03 are satisfied (other than (i) the conditions set forth in Section 7.01(a) and Section 7.01(b), each of which must be satisfied no later than the final day of the Marketing Period (it being agreed that so long as the requirements of the Marketing Period are otherwise satisfied, the Marketing Period shall be extended until the satisfaction of such conditions) and (ii) those conditions that by their nature will not be satisfied until the Closing) and nothing shall have occurred and no condition shall exist that would cause any of such conditions to fail to be satisfied, assuming the Closing were to be scheduled for any time during such 15 (fifteen) consecutive Business Day period;

provided, that (A) (x) such period shall not commence prior to the later of the day the Proxy Statement is mailed to the shareholders generally and the forty-fifth (45th) day after the date of this Agreement, (y) July 3, 2015 through July 7, 2015 will not be Business Days for purposes of the Marketing Period and (z) the Marketing Period must either end on or prior to August 16, 2015, or if such period has not ended on or prior to August 16, 2015, then the Marketing Period may not commence until after September 8, 2015, (B) the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is consummated, in which case the Closing shall occur no later than the second Business Day after such date (subject in each case to the satisfaction or waiver (by the party entitled to grant such waiver) of all the conditions set forth in Article VII for the Closing as of such date) and (C) the Financing Information must remain Compliant for a period of no less than four (4) Business Days after the condition set forth in Section 7.01(a) is satisfied and the Marketing Period will be deemed not to have ended, and will be extended, if applicable, until the end of such four (4) Business Day period. If the Company shall in good faith reasonably believe it has delivered Financing Information that is Compliant, it may give to Parent a written notice to that effect, in which case the Company shall be deemed to have delivered Financing Information that is Compliant, unless Parent in good faith reasonably believes the Company has not delivered Financing Information or that Financing Information is not Compliant and, within three Business Days after the giving of such notice by the Company, gives a written notice to the Company to that effect (stating with specificity which Financing Information the Company has not delivered or is not Compliant).

“Merger Sub Board” means the Board of Directors of Merger Sub.

“Minnesota Secretary” means the Secretary of State of the State of Minnesota.

“NYSE” means the New York Stock Exchange.

“Off the Shelf Software” means click-wrap, shrink-wrap and off-the-shelf software that has not been customized and is commercially available on, and actually licensed under, standard terms, with license, maintenance, support and other fees of less than $500,000 in the aggregate.

“Ordinary Course of Business” means, with respect to any Person, (i) the ordinary course of business of such Person through the date hereof consistent with past practice, and (ii) in respect of Section 5.01 only, the ordinary course of business of such Person through the date hereof consistent with past practice in all material respects.

“Owned Intellectual Property Rights” means Intellectual Property Rights (i) owned by the Company or a Company Subsidiary or (ii) exclusively licensed to the Company or a Company Subsidiary.

“Parent Board” means the Board of Directors of Parent.

“Parent Material Adverse Effect” means, with respect to Parent, Intermediate Co or Merger Sub, any fact, circumstance, occurrence, effect, change, event or development that, individually or taken together with other facts, circumstances, occurrences, effects, changes, events or developments, is or would be reasonably likely to prevent or materially impair, interfere with, hinder or delay the consummation of the Merger or the other transactions contemplated by this Agreement.

“Permitted Liens” means, collectively, (i) suppliers’, mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s, warehousemen’s, construction and other similar Liens arising or incurred by operation of law or otherwise incurred in the Ordinary Course of Business; (ii) Liens for Taxes, utilities and other governmental charges that are not due and payable or which are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP; (iii) requirements and restrictions of zoning, building and other applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities that do not materially interfere with the business of the Company and the Company Subsidiaries as currently conducted; (iv) non-exclusive licenses of rights in Intellectual Property Rights granted in the Ordinary Course of

Business; (v) statutory Liens of landlords for amounts not due and payable or which are being contested in good faith by appropriate proceedings; (vi) deposits made in the Ordinary Course of Business to secure payments of worker’s compensation, unemployment insurance or other types of social security benefits or the performance of bids, tenders, sales, contracts (other than for the repayment of borrowed money), public or statutory obligations, and surety, stay, appeal, customs or performance bonds, or similar obligations arising in each case in the Ordinary Course of Business; (vii) Liens in favor of customs and revenue authorities arising as a matter of law and in the Ordinary Course of Business to secure payment of customs duties in connection with the importation of goods; (viii) Liens resulting from applicable U.S. state or federal securities Laws; (ix) Liens incurred in the Ordinary Course of Business in connection with any purchase money security interests, equipment leases or similar financing arrangements; and (x) Liens that do not materially detract from the value of such property based upon its current use or interfere in any material respect with the current use, operation or occupancy by the Company or any Company Subsidiary of such property.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Personal Data” means information about an individual person that is used or intended to be used to identify, contact or precisely locate a person, including, but not limited to, an individual person’s name, address, telephone number, email address, user name, and Internet Protocol address or other persistent identifier.

“Redacted Fee Letter” means a fee letter from a financing source in which the only redactions relate to fee amounts or “market flex” provisions, provided that such redactions do not relate to any terms that would adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the debt financing or other funding being made available by such financing source.

“Regulatory Laws” means the HSR Act, the Sherman Antitrust Act of 1890, as amended, and the rules and regulations promulgated thereunder, the Clayton Act of 1914, as amended, and the rules and regulations promulgated thereunder, the Federal Trade Commission Act of 1914, as amended, and the rules and regulations promulgated thereunder, and any other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Rights Agreement” means that certain Rights Agreement, dated as of August 22, 2014, between the Company and Wells Fargo Bank, N.A., as Rights Agent.

“Sale-Leaseback Documents” means such agreements, documents, certificates, reports and instruments and other similar materials as Parent or Merger Sub shall reasonably request or as shall be required to consummate a sale-leaseback transaction with respect to any Real Property, including purchase agreements, lease agreements, sublease agreements, surveys, title insurance policies, environmental reports, appraisals, engineering and property condition reports, and planning and zoning reports.

“Sale-Leaseback Information” means all information with respect to business, operations, financial condition, projections and prospects of the Company as may be reasonably requested by Parent and customarily provided in a sale-leaseback financing transaction.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“SOX” means the Sarbanes-Oxley Act of 2002, as amended.

“Specified Auditor Assistance” means (a) providing customary “comfort letters” (including customary “negative assurances”) and assistance with the due diligence activities of the Financing Sources, (b) providing access to work papers of the Company and other supporting documents as may be reasonably requested by Parent or the Financing Sources, and (c) providing customary consents to the inclusion of audit reports in any relevant Marketing Material or registration statements.

A “Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing person or body (or, if there are no such voting interests, more than 50% of the equity interests of which is owned directly or indirectly by such first Person).

“Tax Returns” means all Tax returns, declarations, statements, reports, schedules, forms and information returns, any amended Tax return and any other document filed or required to be filed relating to Taxes.

“Taxes” means all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, franchise, value added and other taxes, customs, tariffs, imposts, levies, duties, fees or other assessments or charges of any kind imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts.

“Title Policies” means ALTA Owner’s Title Insurance Policies for each Owned Real Property and each Leased Real Property leased pursuant to a ground lease or in connection with a sale-leaseback transaction, issued by a title insurance company designated by Parent insuring the Company’s fee simple title to each Owned Real Property or the Company’s legal, valid, binding and enforceable leasehold interest in such Owned Real Property and Leased Real Property (as the case may be) as of the Closing Date, with extended coverage and subject only to Permitted Liens.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

Section 9.04 Interpretation. When a reference is made in this Agreement to an Article, a Section or an Exhibit, such reference shall be to an Article, a Section or an Exhibit of or to this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. All pronouns and any variations thereof refer to the masculine, feminine or neuter as the context may require. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America.

Section 9.05 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.05 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 9.06 Counterparts. This Agreement may be executed in one or more counterparts, including by facsimile or by email with ..pdf attachments, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 9.07 Entire Agreement; No Third-Party Beneficiaries; No Recourse.

(a) This Agreement, taken together with the Parent Disclosure Letter, the Company Disclosure Letter, the Equity Commitment Letters, the Guarantee, the Company Shareholder Agreement, the Confidentiality Agreement and any other written agreement entered into among the parties as of the date hereof, constitute the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the Merger and the other transactions contemplated by this Agreement.

(b) Except (i) for Section 6.04(b) (with respect to participants in the ESPP and each such person shall be a third-party beneficiary), Section 5.06 (with respect to any expense reimbursement obligations and indemnification obligations) and Section 6.05, and (ii)

the rights of the Financing Sources set forth in Section 8.03(d)(i), Section 8.04, Section 9.10(d), Section 9.11 and Section 9.12 (with respect to which each Financing Source shall be a third-party beneficiary and shall be entitled to enforce such provisions), this Agreement is not intended to confer upon any Person other than the parties any rights or remedies.

(c) Other than with respect to any Retained Claim, no recourse shall be had by the Company, any of its Affiliates or any Person purporting to claim by or through any of them or for the benefit of any of them under any theory of liability (including without limitation by attempting to pierce a corporate, limited liability company or partnership veil, by attempting to compel Parent or Merger Sub to enforce any rights that they may have against any Person, by attempting to enforce any assessment, or by attempting to enforce any purported right at Law or in equity, whether sounding in contract, tort, statute or otherwise) against Parent, Merger Sub or any other Parent Related Party in any way under or in connection with this Agreement, the Equity Commitment Letters, the Guarantee or any other agreement or instrument delivered in connection with this Agreement, the Equity Commitment Letters, the Guarantee, or the transactions contemplated hereby or thereby (whether at law or in equity, whether sounding in contract, tort, statute or otherwise). The Company hereby covenants and agrees that it shall not, and shall cause its Affiliates not to, institute any proceeding or bring any other claim arising under, or in connection with, this Agreement, the Equity Commitment Letters, the Guarantee or the transactions contemplated thereby (whether at Law or in equity, whether sounding in contract, tort, statute or otherwise), against Parent, Merger Sub or any Parent Related Party except for claims that the Company may assert: (i) against any Parent Related Party that is party to, and solely pursuant to the terms of, the Confidentiality Agreement; (ii) against the Investors (and their legal successors and assigns of their obligations hereunder) under, and pursuant to the terms of, the Guarantee (subject in each case to each such Investor’s Cap (as defined in the Guarantee)); (iii) against an Investor for specific performance of such Investor’s obligations under its Equity Commitment Letter to fund its commitment thereunder in accordance with and pursuant to such Equity Commitment Letter; and (iv) against Parent or Merger Sub in accordance with and pursuant to the terms of this Agreement (the claims described in clauses (i) through (iv) collectively, the “Retained Claims”).

Section 9.08 GOVERNING LAW. THIS AGREEMENT, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE AND ANY ACTION OR PROCEEDING (WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE) ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF MINNESOTA, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS OF THE STATE OF MINNESOTA.

Section 9.09 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties; provided that (i) the rights, interests and obligations of Merger Sub may be assigned to another direct or indirect wholly owned subsidiary of Parent and (ii) Parent may make a collateral assignment of its rights (but not its obligations) under this Agreement to any Financing Source. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this

Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties and their respective successors and assigns.

Section 9.10 Specific Enforcement; Jurisdiction; Venue.

(a) The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement, including the right of a party to cause the other parties to consummate the Merger and the other transactions contemplated hereby. It is agreed that the parties are entitled to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in clause (e) below, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

(b) Notwithstanding Section 9.10(a) or anything else to the contrary in this Agreement, it is explicitly agreed that the Company shall be entitled to the granting of a decree or order of specific performance or other equitable relief of the obligations of Parent and Merger Sub to cause the Equity Financing to be funded and/or to consummate the Closing only in the event that (i) all conditions set forth in Section 7.01 and Section 7.03 have been satisfied or waived (other than delivery of items to be delivered at the Closing and other than satisfaction of those conditions that by their nature are to be satisfied at the Closing) at the time Section 1.02 contemplated the Closing to occur, (ii) the Debt Financing has been funded or the Financing Sources have confirmed in writing that the Debt Financing will be funded at the Closing if the Equity Financing is funded at the Closing, and (iii) the Company has irrevocably confirmed that if a decree or order of specific performance or other equitable relief is granted and the Equity Financing and Debt Financing are funded, then it would take such actions required of it by this Agreement to cause the Closing to occur. For the avoidance of doubt, the foregoing sentence shall not apply to or otherwise limit the right of the Company to such injunctions, specific performance or other equitable remedies for obligations other than with respect to the obligations of Parent and Merger Sub to cause the Equity Financing to be funded and/or to consummate the Closing.

(c) If a court has declined to specifically enforce the obligations of Parent and Merger Sub (in a final, binding determination where all available appeals have been exhausted) to take all actions under this Agreement up to and including the consummation of the Closing pursuant to a claim for specific performance brought against Parent and Merger Sub pursuant to this Section 9.10, then the sole and exclusive remedy of the Company Related Parties will be payment of the Parent Termination Fee in accordance with the terms and conditions of Section 8.03. In addition, the Company agrees to, and to use reasonable best efforts to cause the Company Related Parties to, cause any action or claim pending in connection with this

Agreement or any of the transactions contemplated hereby (including any action or claim related to the Equity Commitment Letters, the Debt Commitment Letters and the Guarantee) by the Company or any Company Related Party against Parent, Merger Sub or any of their respective Affiliates to be dismissed with prejudice promptly, and in any event on or prior to the time Parent and Merger Sub consummate the Merger pursuant to this Section 9.10.

(d) Notwithstanding anything in this Agreement to the contrary, each of the parties hereto agrees that it will not bring or support, whether in contract or in tort or otherwise, any action, cause of action, claim, cross-claim or third-party claim of any kind or nature (whether in law or in equity) (each, a “Financing Source Action”) against a Financing Source (and/or any of their Affiliates, or their Affiliates’ officers, directors, employees, controlling persons, advisors, agents, attorneys or representatives) relating to this Agreement or the Debt Financing other than in the Supreme Court of the State of New York, County of New York, or if under applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof). Any such Financing Source Action shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflicts of law rules of the State of New York that would result in the application of the laws of any other state.

(e) In addition, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any state or federal court located within the State of Minnesota for the purpose of any suit, action or proceeding (whether, in contract, tort, equity or otherwise) relating to this Agreement, the Merger or any of the other transactions contemplated by this Agreement; (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; and (c) agrees that it will not bring any suit, action or proceeding relating to this Agreement, the Merger or any of the other transactions contemplated by this Agreement in any court other than the aforesaid courts.

Section 9.11 WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT, THE MERGER OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (INCLUDING ANY SUCH SUIT, ACTION OR PROCEEDING AGAINST A FINANCING SOURCE AND/OR ANY OF THEIR AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, CONTROLLING PERSONS, ADVISORS, AGENTS, ATTORNEYS AND REPRESENTATIVES). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.11.

Section 9.12 Exculpation of Financing Sources.

(a) Notwithstanding anything to the contrary herein, no Company Related Party shall have any rights or claims against any Financing Source in connection with this Agreement, the Debt Financing or the transactions contemplated hereby or thereby whether at law or equity, in contract, in tort or otherwise; provided, that the foregoing will not limit the rights of Parent or Merger Sub or any Parent Related Party in respect of the Debt Financing under any commitment letter related thereto.

(b) Without limiting the foregoing, no Financing Source shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature.

(c) Solely for purposes of Section 9.12(a), “Company Related Party” shall be deemed to include the Company and any Company Related Party’s respective affiliates and their and their respective affiliates’ stockholders, partners, members, officers, directors, employees, controlling persons, agents and representatives.

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IN WITNESS WHEREOF, the Company, Parent and Merger Sub have duly executed this Agreement, all as of the date first written above.

LIFE TIME FITNESS, INC.

By:	/s/ Joseph S. Vassalluzzo
Name: Joseph S. Vassalluzzo
Title: Chairman of the Special Committee

[Signature Page to Merger Agreement]

LTF HOLDINGS, INC.

By:	/s/ J. Kristofer Galashan
Name: J. Kristofer Galashan
Title: President

LTF MERGER SUB, INC.

By:	/s/ J. Kristofer Galashan
Name: J. Kristofer Galashan
Title: President and CEO

[Signature Page to Merger Agreement]

INDEX OF DEFINED TERMS

Acceptable Confidentiality Agreement	Section 5.04(f)(iii)
Adverse Recommendation Change	Section 5.04(d)
Affiliate	Section 9.03
Agreement	Preamble
Alternative Proposal	Section 5.04(f)(i)
Articles of Merger	Section 1.03
Business Day	Section 9.03
Capital Expenditures Plan	Section 5.01(p)
Certificate	Section 2.01(c)
Closing	Section 1.02
Closing Date	Section 1.02
CMBS II Loan Agreement	Section 6.03(f)
Code	Section 9.03
Collective Bargaining Agreements	Section 4.17
Commitment Letters	Section 3.09(a)
Company	Preamble
Company Balance Sheet	Section 4.06(c)
Company Benefit Plans	Section 4.10(a)
Company Board	Section 4.03(b)
Company By-laws	Section 4.01
Company Capital Stock	Section 4.03(a)
Company Charter	Section 4.01
Company Common Stock	Section 2.01
Company Disclosure Letter	Article IV
Company Employee	Section 6.09(a)
Company Financial Advisors	Section 4.19
Company Indemnified Parties	Section 6.05(a)
Company Material Adverse Effect	Section 9.03
Company Pension Plan	Section 4.10(c)
Company Recommendation	Section 6.01(d)
Company Related Party	Section 9.03
Company Restricted Shares	Section 9.03
Company SEC Documents	Section 4.06(a)
Company Shareholder Agreement	Recitals
Company Shareholder Approval	Section 4.04
Company Shareholders Meeting	Section 4.04
Company Stock Award	Section 9.03
Company Stock Option	Section 9.03
Company Stock Plans	Section 9.03
Company Subsidiary	Section 9.03
Company Voting Debt	Section 4.03(b)
Compliant	Section 9.03
Confidentiality Agreement	Section 6.02

Consent	Section 3.03(b)
Consents	Section 3.03(b)
Contract	Section 3.03(a)
Copyrights	Section 9.03
Current Offering Period	Section 5.01(b)
Customary KYC Material	Section 9.03
Data Handling	Section 4.16(e)
Debt Commitment Letter	Section 3.09(a)
Debt Commitment Letters	Section 3.09(a)
Debt Financing	Section 3.09(a)
Debt Financing Documents	Section 9.03
Dissenter’s Rights	Section 2.03(a)
Dissenting Shares	Section 2.01(c)
DOJ	Section 6.03(a)
Effective Time	Section 1.03
End Date	Section 8.01(b)(i)
Environmental Law	Section 4.13
Equity Commitment Letter	Section 3.09(a)
Equity Commitment Letters	Section 3.09(a)
Equity Financing	Section 3.09(a)
ERISA	Section 9.03
ERISA Affiliate	Section 9.03
ESPP	Section 4.03(a)
Exchange Act	Section 9.03
Excluded Contract	Section 4.14(b)
Existing Company Debt	Section 9.03
Expense Reimbursement	Section 8.03(b)
Filed Company Contract	Section 4.14(a)
Filed Company SEC Documents	Article IV
Financing	Section 3.09(a)
Financing Deliverables	Section 9.03
Financing Information	Section 9.03
Financing Source Action	Section 9.10(d)
Financing Sources	Section 9.03
FTC	Section 6.03(a)
GAAP	Section 4.06(b)
Governmental Approvals	Section 6.03(a)
Governmental Entity	Section 3.03(b)
Guarantee	Section 3.11
HSR Act	Section 3.03(b)
Indebtedness	Section 9.03
Inquiry	Section 5.04(a)
Intellectual Property Rights	Section 9.03
Intermediate Co	Section 3.07
Intervening Event	Section 5.04(f)(iv)
Investor	Section 3.09(a)

Investors	Section 3.09(a)
IRS	Section 4.10(a)
Judgment	Section 3.03(a)
Knowledge	Section 9.03
Law	Section 3.03(a)
Leased Real Property	Section 4.15(b)
Legal Restraints	Section 7.01(c)
Letter of Transmittal	Section 2.02(b)
LGP	Section 3.09(a)
Liens	Section 9.03
Marketing Efforts	Section 9.03
Marketing Material	Section 9.03
Marketing Period	Section 9.03
Material Contract	Section 4.14(b)
Maximum Amount	Section 6.05(c)
MBCA	Section 1.01
Merger	Section 1.01
Merger Consideration	Section 2.01(c)
Merger Sub	Preamble
Merger Sub Board	Section 9.03
Merger Sub Common Stock	Section 2.01
Minnesota Secretary	Section 9.03
Multiemployer Plan	Section 4.10(c)
Non-U.S. Plan	Section 4.10(h)
Notice Period	Section 5.04(d)(i)
NYSE	Section 9.03
Off the Shell Software	Section 9.03
Option Payments	Section 6.04(a)
Ordinary Course of Business	Section 9.03
Owned Intellectual Property Rights	Section 9.03
Owned Real Property	Section 4.15(a)
Parent	Preamble
Parent Board	Section 9.03
Parent Disclosure Letter	Article III
Parent Material Adverse Effect	Section 9.03
Parent Related Party	Section 8.03(d)(i)
Parent Termination Fee	Section 8.03(b)
Patents	Section 9.03
Paying Agent	Section 2.02(a)
Payment Fund	Section 2.02(a)
Permit	Section 3.03(b)
Permits	Section 3.03(b)
Permitted Liens	Section 9.03
Person	Section 9.03
Personal Data	Section 9.03
Plan of Merger	Recitals

Proxy Statement	Section 6.01(a)
Real Estate Leases	Section 4.15(b)
Real Property	Section 4.15(b)
Recoverable Amounts	Section 8.03(d)(i)
Registered Intellectual Property Rights	Section 4.16(a)
Regulatory Laws	Section 9.03
Representatives	Section 5.04(a)
Retained Claims	Section 9.07(c)
Rights Agreement	Section 9.03
Rollover Agreement	Recitals
Rollover Investment	Recitals
Rollover Investor	Recitals
Rollover Investors	Recitals
Rollover Shares	Section 2.01(b)(ii)
Sale Leaseback Transaction	Section 5.06(a)
Sale-Leaseback Documents	Section 9.03
Sale-Leaseback Information	Section 9.03
SEC	Section 9.03
Securities Act	Section 9.03
Series A Preferred Stock	Section 4.03(a)
Solvent	Section 3.10
SOX	Section 9.03
Specified Auditor Assistance	Section 9.03
Subsidiary	Section 9.03
Superior Proposal	Section 5.04(f)(ii)
Surviving Company	Section 1.01
Tax Returns	Section 9.03
Taxes	Section 9.03
Termination Fee	Section 8.03(a)
Title Policies	Section 9.03
TPG	Section 3.09(a)
Trademarks	Section 9.03
Undesignated Capital Stock	Section 4.03(a)
Withdrawal Liability	Section 9.03